Emeco Holdings Limited

ACN: 112 188 815

08

ANNUAL REPORT

Moving forward


Emeco
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CONTENTS

CHAIRMAN'S REPORT	1
MANAGING DIRECTOR'S REPORT	4
REVIEW OF OPERATIONS	12
EMECO BOARD	18

FINANCIAL REPORT

DIRECTORS' REPORT	20
COMPANY SECRETARY	21
DIRECTORS' MEETINGS	21
CORPORATE GOVERNANCE STATEMENT	22
NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES	28
OPERATING AND FINANCIAL REVIEW	28
DIVIDENDS PAID OR TO BE PAID	28
SIGNIFICANT CHANGES IN STATE OF AFFAIRS	28
SIGNIFICANT EVENTS AFTER BALANCE DATE	28
LIKELY DEVELOPMENTS AND EXPECTED RESULTS	28
DIRECTORS INTEREST IN SHARES OF THE COMPANY	29
REMUNERATION REPORT (AUDITED)	29
INDEMNIFICATION AND INSURANCE OF DIRECTORS, OFFICERS AND AUDITORS	40
NON AUDIT SERVICES	40
ROUNDING	40
LEAD AUDITOR'S INDEPENDENCE DECLARATION	41
INCOME STATEMENTS	42
BALANCE SHEETS	43
STATEMENTS OF RECOGNISED INCOME AND EXPENSE	44
STATEMENTS OF CASH FLOWS	45
NOTES TO THE FINANCIAL STATEMENTS	46
DIRECTORS' DECLARATION	103
INDEPENDENT AUDITORS' REPORT	104
SHAREHOLDER INFORMATION	106
COMPANY DIRECTORY	108




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Emeco

CHAIRMAN'S REPORT

Dear Shareholder

On behalf of the directors I am pleased to present Emeco Holdings Ltd's annual report to shareholders for the 2007/2008 year.

PERFORMANCE FOR THE YEAR

The past financial year has presented a series of major challenges for the Company. Adverse weather conditions combined with infrastructure bottlenecks in Queensland and New South Wales resulted in reduced utilisation and earnings from our rental business in Australia. For much of the first half of the year we also experienced softness in the markets serviced by our rental businesses in North America and Indonesia.

As a result of these difficult trading conditions, earnings before interest, tax and amortisation (EBITA) decreased by 6.4% from $128.5 million in the 2006/2007 year to $120.3 million in this financial year. Net profit after tax (NPAT) for the year was $67.5 million.

The one pleasing aspect of this year's profit result was the significantly improved earnings performance experienced in the second half of the year across all of our markets. NPAT increased 21.3% to $37.0 million for the half year ended 30 June 2008 from $30.5 million in the first half year.

FUNDING

It is pleasing to report that in recent weeks the Emeco Group has successfully finalised the refinancing of its debt facilities. The refinancing, which includes an increase in the size of the facility will provide us with a secure platform to plan for and fund our growth aspirations over the medium term. We believe our success in completing these new funding arrangements in the current challenging capital markets is recognition of the durability of Emeco's business model and its future prospects.

DIVIDEND

The dividend policy of the board is to distribute to shareholders approximately 35 to 45% of annual NPAT and to frank dividends to the fullest extent possible. In line with our policy the directors have declared a final dividend of 2.5 cents per share, taking the full year fully franked dividend for the 2007/2008 year to 4.5 cents. The final dividend will be 100% franked.

CHAIRMAN'S REPORT

(CONTINUED)

OUR PEOPLE

A central part of the value Emeco provides to its customers is the skills and talent of its employees. Our reputation as a customer-focused provider of high quality equipment rests largely on the capabilities of our employees to manage Emeco's assets and fulfil the needs of our customers. Our employees have remained focused on our customers and the goals of the Emeco Group during a challenging year and I would like to record here on behalf of all my fellow directors our acknowledgment of their efforts.

We seriously accept our responsibility to ensure that our employees are kept safe while they are at work at Emeco. During this year we have significantly stepped up our safety efforts with a new safety and environment management system being rolled out across all of our locations. We will continue to refine and develop the safety system and will be looking to achieve significant improvements in our safety performance in the year ahead.

THE FUTURE

The outlook for the commodities sector in all of our areas of operation remains strong and we believe the global demand for commodities will support Emeco's growth prospects for the medium term, particularly as infrastructure bottlenecks in Australia begin to ease. Having experienced a high level of enquiry for rental equipment in the second half across all of our domestic and international rental businesses, we expect this demand for Emeco's equipment and services will continue and will underpin our performance in the year ahead.


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Whilst we will be focusing on exploiting organic growth opportunities as they arise, we will continue to evaluate acquisition opportunities in Emeco's existing operational regions. However, we will be applying rigorous return criteria to all prospective acquisitions and will not proceed with those which are not value accretive for shareholders.

We think that the prospects for our rental and sales businesses around the world are encouraging and we remain confident that Emeco can deliver steady and sustainable growth for shareholders over the next few years.

Alec Brennan

ALEC BRENNAN
Chairman

MANAGING DIRECTOR'S REPORT



OVERVIEW

Our performance over the year can best be described as a story of two halves. During the first half of FY08 we experienced a number of concurrent challenges resulting in a disappointing level of activity and consequently lower than expected profitability. These challenges presented themselves in a number of ways in each of our regional operations.

In Australia, continuing infrastructure constraints on mine output and unprecedented flooding led to reduced levels of activity in the first half of the year. Accordingly, utilisation of the rental fleet was mixed across Australia. However, as weather conditions eased, utilisation of the rental fleet increased, supported by a general increase in demand from the mining sector. The Australian sales business performed strongly, particularly in the second half of the year as sales inventory purchased at competitive prices in the first half was subsequently disposed of at favourable margins.

In Indonesia, a number of our international mining contractor customers were stood down from contracts in preference to Indonesian contractors as a result of recent mine ownership changes. While materially impacting earnings in the first half, a re-engagement of international contractors, supported by our new operational facilities in Balikpapan, Kalimantan restored utilisation levels and is expected to continue to drive earnings over the medium term.




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In Canada, the low price of gas in the USA during the first half of FY08 severely depressed activity in the traditional oil and gas fields in Alberta Province dampening utilisation of our civil construction equipment rental fleet. This coincided with a temporary lull in construction and development work in the Albertan oil sands adding further pressure on utilisation levels. Despite a slow recovery in Canada, we have observed a noticeable improvement in demand for our product in the oil sands region in the last quarter of FY08 with utilisation returning to trend levels of c.70% by value.

Emeco's US operations also delivered a significant turnaround in the second half recording a small operating profit before interest and tax despite an impairment charge of $1.1M for slow moving Parts inventory incurred during the same period. While the effects of the sub-prime credit crisis on the housing market in the USA has seen a significant reduction in activity in the civil market and in equipment sales in the US domestic market, the operating environment in the Appalachian coal (Emeco's predominant operating region) region remains robust.

Despite the challenges of the first half of FY08, the substantial improvement in conditions in the second half of the year resulted in a significant improvement in our profitability with Net Profit After Tax increasing by 21.3% in the second half to $37.0M from $30.5M. This performance highlights the resilience of our business model and demonstrates how the flexibility of being able to relocate assets can provide security for all stakeholders.

With respect to the Group's balance sheet, there was a renewed focus on more efficient capital management. This was demonstrated by a rationalisation of working capital which was reduced by $40 million from 31 December 2007 to 30 June 2008. The Company has refinanced its senior debt facilities for a 3 year term, whilst at the same time increasing the facilities from $515M to $630M ensuring the Company can continue to pursue its growth aspirations.

While the overall results for FY08 are slightly behind FY07's performance, when one considers the head winds Emeco faced for a good proportion of the year, we believe the overall performance was creditable, but accept the responsibility to continue to improve our performance into the future.


Emeco
KOMATSU

MANAGING DIRECTOR'S REPORT

(CONTINUED)

SUMMARY OF FINANCIAL PERFORMANCE

A$M	FY07 [1]	FY08	YOY %
Revenue	554.4	617.9	11.4
EBITDA	207.3	213.5	3.0
EBITA	128.5	120.3	(6.4)
NPATA	78.2	68.6	(12.3)
NPAT	74.7	67.5	(9.6)

[1] *The financial results set out in this and the following tables and discussed below have been prepared using pro-forma actual FY07 year results for the Emeco Group. These pro-forma actual FY07 were reported in Emeco's annual report for the FY07 and were derived by adjusting reported actual results set out in the statutory financial information. These adjustments have been made to add back the non recurring costs of the IPO in July 2006 which were incurred during FY07, with appropriate tax adjustments.*

The Group's revenue for FY08 of $617.9 million was up 11.4% and EBITA of $120.3 million was down 6.4% as compared to FY07. This decrease in EBITA was driven predominantly by lower utilisation across the rental businesses including adverse impacts in Queensland and New South Wales due to weather related disruptions, infrastructure constraints on mine output, and 1H08 underperformance from the international businesses.

Profit on sale of rental assets (POSA) also reduced from $11.7 million in FY07 to $9.5 million in FY08. NPAT declined 9.6% from $74.7 million to $67.5 million due to the EBITA factors above and increased borrowing costs arising from higher indebtedness due to growth in funds employed in FY08.

The Group's funds employed increased 7.8% or $61 million over FY08. The growth in funds employed was primarily attributable to an increase in rental assets. Whilst working capital peaked at 31 December 2007, the Company significantly reduced it to more efficient levels at 30 June 2008 as part of a targeted plan to improve capital efficiency within the business. Going forward management expect to maintain general working capital at current levels notwithstanding expected growth in the business through ongoing working capital initiatives.

The combination of lower utilisation in 1H08 and the resultant lower earnings and increased funds employed resulted in ROFE declining to 14.0% on a 12 month rolling basis at 30 June 2008. It is important to note that the influence of improved earnings, the successful liberation of working capital and disposal of some fixed assets in 2H08 translated into an improving ROFE on a 6 month rolling basis in 2H08 of 14.7% and indicates the improving trend in ROFE. We expect ROFE to revert towards historical levels as we move forward. Further in-depth analysis is provided in the review of operations section.

BUILDING FOR THE LONG TERM

We fully understand and accept the expectations of the equity markets with respect to short term results, however, we continue to balance those expectations with our aspiration to build a truly world class global business which capitalises on its first mover advantage in our current global businesses over the longer term. We firmly believe all our stakeholders will be rewarded by this strategy. During the year, with this long term vision in mind, we continued to grow our presence and capability in a commercially sustainable manner.

I have already referred to the construction of our Indonesian facilities. In addition we also completed construction of new workshop facilities in London, Kentucky and commenced construction of a similar workshop facility in Fort McKay in Alberta province, Canada. These new facilities in Indonesia, the US and Canada will enable us to significantly improve our operational capabilities in these regions and confirm our reputation as a global supplier of reliable and high quality equipment.



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STRATEGIC INITIATIVES DURING THE YEAR

Our main strategic focus for FY08 was on continued growth of our Australian businesses while further developing our international businesses, particularly in Canada, the United States of America and Europe, to ensure they become consistent and significant earnings contributors.

In order to better co-ordinate the activities of our Australian regional rental businesses while at the same time accommodating the decentralised structure and decision making processes of our customers, we reorganised our Australian businesses during FY08 into three geographically based business units. These units are Northern Region, encompassing the Northern Territory, Queensland and New South Wales; Southern Region, covering Victoria and Tasmania; and Western Region which covers Western Australia, South Australia and Indonesia. The General Manager of the Southern Region also has responsibility for our Australian Sales and Australian Parts businesses which benefit from a national approach to managing their significant sales inventories.


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In recognition of the strength of the oil sands patch in Alberta and the mining opportunities in nearby provinces we have been actively undertaking a reorientation of the Canadian business towards mining and away from the civil construction market which requires smaller equipment with lower asset utilisation. Consistent with this strategy, in FY08 we began acquiring larger equipment for deployment in mining applications mainly in Alberta, and in addition, disposing of a number of smaller machines and redeploying a number to Indonesia.

In the US we enjoyed considerable success in improving the financial performance of the US rental business which delivered on expectations, generating a small operating profit before interest and tax in the second half of 2008. We remain committed to building the US although in a profitable and financially restrained manner. In order to expand our range of products and services, we purchased Wildcat Spares in the USA in January 2008, located in central Kentucky. Wildcat supplies spare parts and core components for large earthmoving equipment and is similar to our Australian parts business. This acquisition will provide parts to our external customers throughout the USA and importantly, support our own rental and used equipment businesses in North America.

The strength of the Euro necessitated a change in our European business model, requiring a reorientation of the business from a domestic procurement and sales business and exporter of equipment to an importer and domestic and nearby regional sales provider.


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MAJOR ACHIEVEMENTS SUBSEQUENT TO THE END OF THE YEAR

During June and July 2008, the Company undertook the refinancing of its existing senior debt facilities. In early August the Company successfully finalised a 3 year senior bank facility, increasing the facility from $515 million to $630 million with a syndicate of 8 large domestic and international banks.

The success of the Group's capital raising during a time of significant volatility and uncertainty in global capital markets is a demonstration of significant support for Emeco's business model and the future prospects of the Company.

The recently secured facility now provides Emeco a stable funding platform with significant headroom to pursue the growth strategy and opportunities arising in our markets.



INVESTING IN OUR PEOPLE

While we have made significant improvements to our safety and environmental management in the past few years, we remain committed to continuously improving our performance and capability in these critical areas. During the year we engaged IFAP, a well known occupational health and safety consulting organisation, to conduct an independent audit of our safety, health and environmental management systems in Australia. The results of the audit provided us with comfort that we are on the right track, however, we are always looking to improve our performance and IFAP has provided us with a detailed report on improvement opportunities which we are currently implementing.

Each of our international businesses has their own safety, health and environmental management strategic plans which local management is responsible for implementing and monitoring.

Given the significant increase in the number of employees over the last couple of years, we engaged a senior human resources professional in February 2008 who has been charged with the responsibility of building a small human resource management advisory group to support our front line personnel. After a few months we are already witnessing the benefits of this approach.

THE FUTURE

The over riding strategic and operational focus for the coming year will be on extracting more from our existing geographic footprint and installed asset base. We will be particularly focused on improving both the quantum and quality of our profitability across all of our businesses and enhancing the sustainability of our international businesses.

We envisage that the bulk of our growth will come from organic initiatives based on our existing global presence. We will, however, be on continual watch for bolt-on acquisitions which are value accretive, provide additional critical mass to existing geographies and possess acceptable risk profiles. For the time being we will not be undertaking any major new geographic step outs as we are confident we can achieve an acceptable level of growth from our current platform.

The near term outlook remains challenging as there is still some significant uncertainty as to how the sub prime mortgage crisis will effect the main stream economy. However, predictably we are witnessing the counter cyclical resilience of Emeco's business model with increased enquiry levels from capital constrained customers who do not have the capability to meet their equipment needs through internal funding or do not have the confidence to acquire such long life assets for their shorter term needs.

Notwithstanding these uncertainties, we are encouraged by the level of utilisation of our asset base as we completed FY08 and entered the new financial year and feel confident we can deliver an improvement on last year's performance.

LAURIE FREEDMAN
Managing Director

REVIEW OF OPERATIONS

THE EMECO GROUP

A$M	FY07 [1]	FY08	YOY%
Revenue	554.4	617.9	11.4
EBITDA	207.3	213.5	3.0
EBITA	128.5	120.3	(6.4)
NPATA	78.2	68.6	(12.3)
NPAT	74.7	67.5	(9.6)
Rental machines	1,013 units	1,071 units	5.7
Sales machines	573 units	672 units	17.3

[1] *The financial results set out in this and the following tables and discussed below have been prepared using pro-forma actual FY07 year results for the Emeco Group. These pro-forma actual FY07 were reported in Emeco's annual report for the FY07 and were derived by adjusting reported actual results set out in the statutory financial information. These adjustments have been made to add back the non recurring costs of the IPO in July 2006 which were incurred during FY07, with appropriate tax adjustments.*

The Group's revenue for FY08 of $617.9 million was up 11.4% and EBITA of $120.3 million was down 6.4% as compared to FY07. This decrease in EBITA was driven predominantly by lower utilisation across the rental businesses including adverse impacts in Queensland and New South Wales due to weather related disruptions, infrastructure constraints on mine output, and 1H08 underperformance from the international businesses. Profit on sale of rental assets (POSA) also reduced from $11.7 million in FY07 to $9.5 million in FY08. NPAT declined 9.6% from $74.7 million to $67.5 million due to the EBITA factors above and increased borrowing costs arising from higher indebtedness due to growth in funds employed in FY08.

EBITA margins declined to 19.5% for the year ended 30 June 2008 as compared to 23.2% for the previous corresponding period. The major reason for this decline in margin is the result of lower utilisation in the various regions whilst costs increased due to business growth. In addition, underutilised rental fleet due to operational disruptions attracted minimum hour depreciation charges without associated revenue further impacting margins. The reduction in POSA also had an adverse impact on EBITA margins in FY08.

Depreciation increased by 18.3% to $93.2 million for the year ended 30 June 2008 as compared to the previous corresponding period. The increase in depreciation is primarily due to the increase in the rental fleet from 1,013 machines as at 30 June 2007 to 1,071 machines as at 30 June 2008.

Amortisation expense decreased by 68.6% to $1.1 million for the year ended 30 June 2008.

EMECO OPERATING SEGMENTS

A$M	FY07	FY08	YOY%
Revenue	554.4	617.9	11.4
Rental	318.9	368.9	15.7
Sales	191.0	210.6	10.3
Parts & Maintenance	44.5	38.4	(13.7)
EBITA	**128.5**	**120.3**	**(6.4)**
Rental	117.0	107.6	(8.0)
Sales	8.0	8.6	7.5
Parts & Maintenance	3.5	4.1	17.1


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AUSTRALIA

GEOGRAPHIC HIGHLIGHTS

Australia

A$M	FY07	FY08	YOY%
Revenue	418.9	459.5	9.7
EBITDA	165.1	168.8	2.2
EBITA	106.6	100.4	(5.8)
Rental machines	553 units	582 units	5.2
Sales machines	281 units	324 units	15.3

Emeco's Australian business delivered a 9.6% increase in revenue year-on-year through the increased size of its rental fleet and the strong demand for equipment purchases experienced in the sales business. Despite the higher revenue, EBITDA and EBITA was flat due to a range of factors including lower rental fleet utilisation, higher contribution of lower margin equipment sales and increasing costs due to Emeco's growth without revenue from expected higher rental utilisation.

Emeco's Australian rental business was adversely impacted mid year by severe weather conditions and infrastructure capacity constraints in both major coal producing regions in Queensland and NSW, however both of these regions returned to high utilisation in the last quarter of FY08. The rental business achieved substantial growth in penetration of the WA iron ore sector and the Kalgoorlie gold / nickel regions during the year.

The Australian sales business performed above expectations for FY08 and experienced a particularly strong second half as a result of machines acquired at attractive prices in the first half of FY08 being disposed of in the second half. In line with this strong second half performance, sales inventory declined from 292 machines at 31 December 2007 to 214 machines at 30 June 2008.

The outlook for Emeco's Australian rental and sales businesses remains positive though we continue to monitor closely the effects of market developments on our installed client base.

REVIEW OF OPERATIONS
(CONTINUED)





Indonesia

A$M	FY07	FY08	YOY%
Revenue	27.5	23.8	(13.5)
EBITDA	21.6	18.5	(14.4)
EBITA	10.6	9.8	(7.5)
Rental machines	116 units	129 units	11.2

Emeco's Indonesian subsidiary, PT Prima Traktor IndoNusa (PTI) experienced ongoing softness in the Indonesian rental market during the first half of FY08 with low levels of utilisation laying the foundation for a 7.5% decline in EBITA from FY07 to FY08. However, in the second half of FY08 PTI experienced a strong increase in demand for its rental offering, due to the combination of increased coal mining activity from higher coal prices and the re-emergence of international mining contractors operating in the region.

Based on the second half performance of PTI which was underpinned by strong market fundamentals, positive earnings performance is expected to continue for this business into FY09.

Canada

A$M	FY07	FY08	YOY%
Revenue	39.8	51.7	29.9
EBITDA	22.5	27.8	23.6
EBITA	14.3	15.5	8.4
Rental machines	281 units	277 units	(1.4)

The Emeco Group's Canadian business grew its revenue by 30% through a continued focus on the more capital intensive mining equipment and away from lower utilised civil gear. Whilst the number of units at 30 June 2008 declined marginally from 281 to 277, the value of the rental fleet increased by 17%. The strong utilisation in mining equipment was partially impacted by a slow down in the civil construction and conventional oil and gas markets.

While Oil Sands remain the engine for Emeco's growth in the Canadian market place, Emeco continues to diversify its customer base by expanding into the coal market in Western Canada. Emeco has further broadened its geographic footprint by establishing offices in the province of Saskatchewan and in the northwest section of Alberta. The development of its previously announced facility in the Fort McMurray Oil Sands region is progressing as planned. Emeco expects to return to higher utilisation in its civil fleet with the resurgence in the natural gas markets and the announcement of major infrastructure projects in Northern Alberta.





United States

A$M	FY07	FY08	YOY%
Revenue	45.2	43.2	(4.4)
EBITDA	(1.9)	(1.0)	47.4
EBITA	(2.9)	(4.1)[1]	(41.4)
Rental machines	57 units	75 units	31.6

[1] *Includes one-off impairment charge of $1.1M for slow moving Parts inventory.*

Emeco USA is comprised of 3 businesses: rental, used equipment sales and used parts sales. The parts and equipment sales businesses have generally been profitable since Emeco USA was incorporated and have remained so throughout FY08. This has resulted in the expansion of these businesses since the date of incorporation. In January 2008 Emeco USA acquired Wildcat Tractor Company LLC a parts trading business based in Kentucky, contributing solid earnings to the business since its acquisition. However, as part of the asset value review, a one-off impairment charge for slow moving Parts inventory was recognised during 2H08.

In the second half of FY08, the Rental business gained significant traction due to increased mining activity in the Appalachian coal region driven by higher coal prices. This improving earnings performance was also attributable to establishment of a quality workshop facility in Kentucky, the recruitment of experienced management and operational personnel, and the ongoing development of Emeco's brand in the region.

The outlook for Emeco USA's rental and parts businesses is positive as these are primarily correlated to activity in the Appalachian coal region, however the equipment trading business will continue to be challenged by the broader economic issues throughout the USA during FY09.

Europe

A$M	FY07	FY08	YOY%
Revenue	23.0	39.6	72.2
EBITDA	0.0	(0.6)	-
EBITA	(0.1)	(1.3) [1]	-
Rental machines	6 units	8 units	33.3

[1] *Includes provision for doubtful debt expense of $1.8M relating to a specific equipment purchase transaction.*

The European business experienced a softening in trading conditions during the second half of FY08, as the strength of the Euro decreased the attractiveness of export opportunities outside the EU. Inside the EU, tightening of monetary policy and associated slowing in growth in the major economies also impacted on revenue.

To mitigate the impact of these factors, Emeco developed its rental capacity further during FY08 and continued to explore markets for trading opportunities in Eastern Europe. We see continued growth of sales opportunities in Eastern European and Middle East markets in FY09.

REVIEW OF OPERATIONS

(CONTINUED)

CAPITAL EXPENDITURE AND FUNDS EMPLOYED

A$M	FY07	FY08	YOY%
Gross capital expenditure	243.2	228.4	(6.1)
Maintenance	60.3	121.6	101.7
Disposals	(47.3)	(43.8)	(7.4)
Net Maintenance capex	13.0	77.8	498.5
Growth	182.9	106.8	(41.6)
Net working capital movement	72.0	4.2	(94.2)
Funds employed (year end)	782.3	843.3	7.8
ROFE EBITDA %	27.8%	24.7%	-
ROFE EBITA %	17.3%	14.0%	-

Gross capital expenditure for the year ended 30 June 2008 was $228.4 million. Of this total, net maintenance capital expenditure was $77.8 million. As we have stated previously, net maintenance capital expenditure reflects expenditures on maintaining existing fleet (including significant rebuilds and purchases) offset by disposals.

Growth capital expenditure was $106.8 million and was primarily driven by organic growth in the Australian fleet, the change in Canadian rental fleet from civil to mining equipment and further build out in the US. The US and Canadian capital expenditures reflected our efforts to achieve scale in the US business and shift the fleet composition of the Canadian fleet and were structural in nature. Current utilisation levels by value in the US and Canada sit at 80% and 70% respectively, up from 43% and 47% in December. On a go forward basis growth capital expenditures will return to more conservative levels and reflect management's focus on significantly improving group ROFE.

EBITDA ROFE of 24.7% and EBITA ROFE of 14.0% in the year ended 30 June 2008 are below historical averages due mainly to short term market events which significantly impacted fleet utilisation, ramp up of offshore businesses and the growth of funds employed in both the rental fleet and sales inventory. Improved earnings through higher utilisation and the reduction of working capital in 2H08 which contributed to lower funds employed, translated into improving ROFE in the final quarter of FY08. The firm focus of management remains on continuing to improve capital efficiency within the business and restoring EBITA ROFEs to historical levels.











THE EMECO BOARD



From left to right

Stephen Gobby
Chief Financial Officer

Robin Adair
Executive Director, Corporate Strategy & Business Development

Greg Minton
Independent Non-Executive Director

Alec Brennan
Chairman and Independent Non-Executive Director

Laurie Freedman
Managing Director

Paul McCullagh
Independent Non-Executive Director

Peter Johnston
Independent Non Executive Director

Michael Kirkpatrick
General Counsel & Company Secretary

FINANCIAL REPORT

DIRECTORS' REPORT	20
COMPANY SECRETARY	21
DIRECTORS' MEETINGS	21
CORPORATE GOVERNANCE STATEMENT	22
NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES	25
OPERATING AND FINANCIAL REVIEW	28
DIVIDENDS PAID OR TO BE PAID	28
SIGNIFICANT CHANGES IN STATE OF AFFAIRS	28
SIGNIFICANT EVENTS AFTER BALANCE DATE	28
LIKELY DEVELOPMENTS AND EXPECTED RESULTS	28
DIRECTORS INTEREST IN SHARES OF THE COMPANY	29
REMUNERATION REPORT (AUDITED)	29
INDEMNIFICATION AND INSURANCE OF DIRECTORS, OFFICERS AND AUDITORS	40
NON AUDIT SERVICES	40
ROUNDING	40
LEAD AUDITOR'S INDEPENDENCE DECLARATION	41
INCOME STATEMENTS	42
BALANCE SHEETS	43
STATEMENTS OF RECOGNISED INCOME AND EXPENSE	44
STATEMENTS OF CASH FLOWS	45
NOTES TO THE FINANCIAL STATEMENTS	46
DIRECTORS' DECLARATION	103
INDEPENDENT AUDITORS' REPORT	104
SHAREHOLDER INFORMATION	106
COMPANY DIRECTORY	108



DIRECTORS' REPORT

FOR THE YEAR ENDED 30 JUNE 2008

The directors of Emeco Holdings Limited ("Emeco" or "the Company") present their report together with the financial reports of the consolidated entity, being Emeco and its controlled entities ("the Emeco Group" or "the Consolidated Entity") for the financial year ended 30 June 2008 ("FY08").

DIRECTORS

The directors of the Company during or since the end of the financial year are:

Alec Brennan
(Age 61), Chairman and Independent Non-Executive Director

Alec was appointed an independent, non-executive Director in August 2005 and Chairman from 28 November 2006.

Alec was Chief Executive Officer of CSR until March 2007. Alec holds an MBA from City University, London and a BSc from the University of NSW. He is Chair of Tomago Aluminium Pty Ltd and of PPI Corporation Pty Ltd, a Fellow of the Senate of Sydney University and a director of Garvan Research Foundation.

Greg Minton
(Age 46), Independent Non-Executive Director

Greg was appointed as an independent, non-executive Director and also as Chairman of the Board in December 2004. Greg resigned as Chairman with effect from 28 November 2006.

Greg is Managing Partner of Archer Capital and has been since 2000 after having spent six years in senior general management roles with CSR. Prior to his involvement with CSR, Greg was a management consultant with McKinsey & Co in Australia, Scandinavia and the UK. Greg is a Director of BJBall Holdings (NZ) Ltd, the Chairman of One Source Group Limited (NZ), Leasing Solutions Limited (NZ) and a former Director of RED Paper Group, Repco Pty Limited and Hirequip Limited (NZ) and former Chairman of iNova Pharmaceuticals Pty Ltd. Greg holds a Master of Business Administration from IMD, Switzerland, a Bachelor of Engineering and a Bachelor of Economics from the University of Queensland.

Laurie Freedman
(Age 59), Managing Director

Laurie was appointed Managing Director of Emeco Holdings Limited in January 2005, but has been Managing Director of Emeco's business since 1999.

Laurie has over 37 years experience in the building, construction materials and contracting industries both in Australia and overseas, including senior management roles with CSR in Hong Kong, China and the United States. Laurie was a Director and Chief Executive Officer of AWP Contractors, contract miners, for five years before joining Emeco in April 1999. In his capacity as Managing Director of Emeco's business, he has overseen a business development strategy under which the Group grew substantially in the last five years. Laurie holds a Bachelor of Civil Engineering from Curtin University, is a Member of the Institute of Engineers Australia, a Fellow of the Institute of Quarrying - Australia, an Associate of the Australian Institute of Management and a Member of the Australian Institute of Company Directors.

Robin Adair
(Age 47), Executive Director, Corporate Strategy & Business Development

Robin was appointed Executive Director, Corporate Strategy and Business Development on 4 March 2008. Robin was Chief Financial Officer of the Company from January 2005 until his appointment to his current role.

Robin has 15 years commercial experience across a breadth of business units within the CSR group. After spending 12 months as Chief Financial Officer of Beltreco, he joined Emeco's business as Chief Financial Officer in October 2000. Robin has been responsible for a number of business evaluations, start-ups, acquisitions, joint ventures, disposals, and business and system improvements over this period. His international experience includes engagements in Taiwan, Indonesia, Thailand and the United States. Robin holds a Bachelor of Business (Accountancy) from University of South Australia and a Master of Business Administration from Deakin University and is a Certified Practising Accountant.

Paul McCullagh
(Age 56), Independent Non-Executive Director

Paul was appointed as an independent, non-executive Director in December 2004.

Paul is a founding Managing Director at Pacific Equity Partners ("PEP") and his current portfolio of board positions include Xtralis Group Holdings Limited and Link Administration Holdings Pty Limited. Prior to founding PEP, Paul was the managing director of Salomon Brothers Australia. Paul was also previously head of Australasia for Prudential Securities. He has been active in Australasia since 1986 and has a wide range of transaction experience. Paul holds a Bachelor of Commerce and a Master of Business Studies from University College, Dublin, and is a Fellow of the Institute of Chartered Accountants in England, Ireland
and Wales. Paul is also a member of the Institute of Chartered Accountants in Australia.

Peter Johnston
(Age 57), Independent Non Executive Director

Peter was appointed as an independent, non-executive Director commencing 1 September 2006.

Peter is currently Managing Director and CEO of Minara Resources Limited, a position he has occupied since November 2001. Peter was employed in various senior roles with WMC Ltd from 1993 to 2001. Peter holds an Arts degree from the University of Western Australia. He is a past president and current council member of the Western Australian Chamber of Minerals and Energy, a Fellow of the Australasian Institute of Mining and Metallurgy, a board member of the Minerals Council of Australia and also the Australian Mines and Metals Association.

COMPANY SECRETARY

Michael Kirkpatrick was appointed to the position of Company Secretary in April 2005. Michael has previously worked as legal counsel and company secretary of Westscheme, a large industry superannuation fund, and as a corporate lawyer with national law firms Freehills and Blake Dawson. Michael holds bachelors degrees in arts and economics from the University of Western Australia and a law degree with merit honours from Murdoch University.

DIRECTORS' MEETINGS

The number of meetings of the directors held during the year and the number of meetings attended by each of the directors of the board and committees is outlined in the table below.

Table 1 – Directors' attendance

Director	Board Meetings		Audit & Risk Management Committee		Remuneration & Nomination Committee	
	A	B	A	B	A	B
Greg Minton	13	13	3	3	1	1
Paul McCullagh	10	13	3	3	**	**
Laurie Freedman	13	13	**	**	**	**
Robin Adair	12	13	**	**	**	**
Alec Brennan	13	13	2	2	1	1
Peter Johnston	13	13	**	**	1	1
Stuart Fitton	1	1	**	**	**	**

A – Number of meetings attended
B – Number of meetings held during the time the director held office during the year
** Not a member of this committee

Mr Fitton resigned on 17th August 2007
Mr Brennan was appointed to the Audit & Risk Committee on 29th August 2007

CORPORATE GOVERNANCE STATEMENT

Under ASX listing rule 4.10.3, the Company is required to include in its annual report a statement disclosing the extent to which it has followed the principles of good corporate governance (**ASX Principles**) and associated best practice recommendations set by the ASX Corporate Governance Council (**ASX Best Practice Recommendations**).

Emeco has elected to make an early transition to the revised ASX Principles and ASX Best Practice Recommendations adopted by the ASX Corporate Governance Council to take effect from 1 January 2008. Accordingly this corporate governance statement reports on the Emeco Group's current corporate governance practices and policies by reference to those revised principles and recommendations.

PRINCIPLE 1 Lay solid foundations for management and oversight

Roles and responsibilities of the Board and management

The Board has adopted a Charter that details its functions and responsibilities.

The Charter sets out the responsibilities of:

- the Board;
- individual directors; and
- the Chairman.

Under the Charter the Board is accountable to the shareholders for the overall performance of the Company and the management of its affairs. Key responsibilities of the Board include:

- developing and approving corporate strategy;
- evaluating, approving and monitoring the strategic and financial plans and objectives of the Company;
- determining dividend policy and the amount and timing of all dividends;
- evaluating, approving and monitoring major capital expenditure, capital management and all major acquisitions, divestitures and other corporate transactions, including the issue of securities;
- evaluating and monitoring annual budgets and business plans;
- approving all accounting policies, financial reports and external communications by the Emeco Group;
- appointing, monitoring and managing the performance of executive directors.

The Charter sets a minimum number of Board meetings and provides for the establishment of the Audit and Risk Committee and the Remuneration and Nomination Committee. The Charter also sets minimum standards of ethical conduct of the directors, which are further elaborated on in the Company's Code of Conduct, and specifies the terms on which directors are able to obtain independent professional advice at the Company's expense.

A copy of the Board Charter is available on the Emeco website.

Evaluating the performance of senior executives

The performance of the Managing Director is constantly monitored by the non-executive directors.

Formal reviews of the performance of each senior executive within the Emeco Group are conducted by the Managing Director in August/September each year. These performance reviews provide the Managing Director and each senior executive with the opportunity not only to review the executive's performance against a range of financial and operational benchmarks but also to review and assess the manager's personal and professional development objectives. A review of the performance of each senior executive was undertaken during FY08.

Skills, experience and expertise of the directors

The directors consider that collectively they have the relevant skills, experience and expertise to fulfil their obligations to the Company, its shareholders and other stakeholders.

The directors and a brief description of their skills and experience are set out at pages 20 & 21 of this report.

Status of the directors

The table below sets out details of the status of each of the directors as independent or non-executive directors, their date of appointment and whether they are seeking re-election at the 2008 AGM of the Company.

Table 2 – Status of the directors

Director	Date of appointment	Independent	Non-executive	Seeking re-election at 2008 AGM
Mr Robin Adair	21 January 2005	No	No	Yes
Mr Alec Brennan	16 August 2005	Yes	Yes	Yes
Mr Laurie Freedman	21 January 2005	No	No	No
Mr Peter Johnston	1 September 2006	Yes	Yes	No
Mr Paul McCullagh	23 December 2004	Yes	Yes	No[(1)]
Mr Greg Minton	14 December 2004	Yes	Yes	No

(1) Subsequent to the Company providing its annual report to the ASX on 26 August 2008, Mr McCullagh advised that he would not be seeking re-election at the 2008 AGM and that he would therefore retire with effect from the conclusion of the AGM.

Mr Brennan, Mr Johnston, Mr McCullagh and Mr Minton are independent directors. Mr Fitton was also an independent director. The Company therefore complies with ASX Best Practice Recommendation 2.1. Mr McCullagh and Mr Minton are considered to be independent directors because, whilst they are associates of certain shareholders of the Company, each of the shareholder groups with which they are associated holds less than 5% of the Company's ordinary shares. Under clause 3.5(a) of the Board Charter, for the purposes of determining the independence of a director, a substantial shareholder is one who holds 10% or more of the issued shares of the Company.

Mr Brennan is the chairperson of the board and the Company therefore complies with ASX Best Practice Recommendation 2.2.

Directors' retirement and reappointment

Under the terms of the Company's constitution, a director other than the managing director must retire from office or seek re-election by no later than the third annual general meeting after their appointment or after 3 years, whichever is the longer.

At least one director must retire from office at each annual general meeting, unless determined otherwise by a resolution of the Company's shareholders.

Messrs Adair and Brennan will seek reappointment at the 2008 annual general meeting.

Procedure for taking professional advice

Under the Board Charter a director is entitled to seek professional advice at the Company's expense on any matter connected with the discharge of their duties in accordance with the procedure set out in the Charter, a copy of which is available on the Emeco website.

Remuneration and Nomination committee

The Company has established a Remuneration and Nomination Committee, the responsibilities of which include:

- critically reviewing the performance and effectiveness of the Board and its individual members;
- periodically assessing the skills required to discharge the Board's duties, having regard to the strategic direction of the Company; and
- reviewing the membership and performance of other Board committees and make recommendations to the Board.

Members of the Remuneration and Nomination Committee are Mr Brennan (Chair), Mr Minton and Mr Johnston. The charter of the Remuneration and Nomination committee is available on the Emeco website.

Process for evaluating the board, its committees and directors

A review of the performance of the Board was completed in June 2008 by the Chairman with the assistance of the Remuneration and Nomination Committee. The review was undertaken using a comprehensive questionnaire, the scope of which covered the performance of the board, its committees, the Chairman and individual directors. Directors' questionnaire responses (other than in relation to the Chairman) were collated and analysed by the Chairman and, where appropriate, discussed with the board. An analysis of the questionnaire results was presented to the board by the Chairman. In relation to the Chairman, directors' questionnaire responses were collated and analysed by the Managing Director and discussed with the Board.

The Company considers that confidence in its integrity can only be achieved if its employees and officers conduct themselves ethically in all of their commercial dealings on the Company's behalf. The Company has therefore recognised that it should actively promote ethical conduct amongst its employees, officers and contractors.

The Company has adopted a Code of Conduct and a Share Trading Policy. The Code of Conduct and the Share Trading Policy apply to all directors, officers, employees, consultants and contractors of the Company and its subsidiaries.

The Code of Conduct

The objectives of the Code of Conduct are to ensure that:

- high standards of corporate and individual behaviour are observed by all employees in the context of their employment with the Company or a subsidiary;
- employees are aware of their responsibilities under their contract of employment and always act in an ethical and professional manner; and
- all persons dealing with Emeco, whether it be employees, shareholders, suppliers, clients or competitors, can be guided by the stated values and practices of Emeco.

Under the Code of Conduct, employees of the Emeco Group must, amongst other things:

- act honestly and in good faith at all times and in a manner which is in the best interests of the Company as a whole;
- conduct their personal activities in a manner that is lawful and avoids conflicts of interest between the employee's personal interests and those of the Company;
- always act in a manner that is in compliance with the laws and regulations of the country in which they work; and
- report any actual or potential breaches of the law, the Code of Conduct or the Company's other policies to the Company Secretary.

The Company actively promotes and encourages ethical behaviour and protection for those who report violations of the Code or other unlawful or unethical conduct in good faith. The Company ensures that employees are not disadvantaged in any way for reporting violations of the Code or other unlawful or unethical conduct and that matters are dealt with promptly and fairly.

The Share Trading Policy

The Share Trading Policy is specifically designed to raise awareness of, and minimise any potential for breach of, the prohibitions on insider trading contained in the Corporations Act 2001. The policy is also designed to minimise the chance that misunderstandings or suspicions arise regarding employees trading while in possession of non-public price sensitive information by imposing restrictions on employees and officers in relation to the trading of the Company's shares.

Copies of the Code of Conduct and the Share Trading Policy are available on the Emeco website.

PRINCIPLE 4 Safeguard integrity in financial reporting

The Board has established an Audit & Risk Committee to support and advise the Board in fulfilling its responsibilities to shareholders, employees and other stakeholders of the Company by:

- assisting the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control relating to all matters affecting the Company's financial performance, the audit process, and the Company's process for monitoring compliance with laws and regulations and the code of conduct; and
- implementing and supervising the Company's risk management framework.

Members of the Audit and Risk Committee during the 2007/2008 financial year were Mr McCullagh (Chair), Mr Minton and Mr Brennan.

The Audit & Risk Committee Charter sets out the role and responsibilities of the Committee and is available on the Emeco website.

Details regarding membership of the Committee are set out above. During FY08, the Committee comprised three independent non-executive directors all of whom have financial expertise. Details of the qualifications of the members of the Committee are set out at pages 20 & 21 of this report. During FY08, the Committee met 3 times. All current members of the Committee were present for each of these meetings other than Mr Brennan who was appointed to the Committee in August 2007 following the departure of Mr Fitton, who attended 2 of the 3 meetings.

PRINCIPLE 5 Make timely and balanced disclosure

The Company is committed to complying with its continuous disclosure obligations under the ASX Listing Rules and disclosing to investors and other stakeholders all material information about the Company in a timely and responsive manner.

The Company has adopted a Continuous Disclosure Policy which is available on the Emeco website.

The Continuous Disclosure Policy specifies the processes by which the Company ensures compliance with its continuous disclosure obligations. The policy sets out the internal notification and decision making procedures in relation to these obligations, and the roles and responsibilities of the Company's officers and employees in the context of these obligations. It emphasises a pro-active approach to continuous disclosure and requires the Company to comply with the spirit as well as the letter of the ASX continuous disclosure requirements.

The policy specifies the Company representatives who are authorised to speak publicly on behalf of the Company and procedures for dealing with analysts. It also sets out how the Company deals with market rumour and speculation.

The Company acknowledges the importance of effective communication with its shareholders and encourages their effective participation at general meetings.

All public announcements are posted on the Emeco website after they have been released to the ASX. The Company also places the full text of notices of meetings and explanatory material on the website.

The Company offers a number of options to shareholders in relation to electronic communications. Shareholders can elect to receive notification by email when payment advices, annual reports and notices of meetings and proxy forms are available on line. They can also elect to receive email notification of important announcements.

Shareholders are given an opportunity to ask questions of the directors at the Company's general meetings. The Company provides its auditor with notice of general meetings of the Company, as is required by section 249K of the *Corporations Act 2001*. The Company also requests its auditor to attend its annual general meetings and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

The Company accepts that risk is an unavoidable part of the Emeco Group's activities. However, the Company actively manages risk in order to optimise outcomes for shareholders and other stakeholders and ensure the integrity of the Group's financial statements.

The Board of the Company has adopted a Risk Management Policy which describes:

- the principal risks for the Emeco Group;
- the Group's risk management framework and controls; and
- the role and respective accountabilities of the Board, the Audit and Risk Committee and Emeco Group management within the risk management framework.

The Audit and Risk Committee is responsible for reviewing the effectiveness of the overall risk management framework. It is also required to review the Risk Management Policy on an annual basis.

Emeco has established a group corporate assurance unit to assist management to ensure the Emeco Group's risk management and internal control systems are operating effectively. The internal assurance process is undertaken by the Corporate Assurance Manager who will provide assurance to the Audit and Risk Committee and the Board regarding the effectiveness of the Emeco Group's risk management, governance and control frameworks.

For FY08, the Board has received an assurance from the Managing Director and the Chief Financial Officer that the declaration provided in accordance with s.295A of the *Corporations Act 2001* is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks. Management has also reported to the Board that the Emeco Group's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Risk Management Policy is available on the Emeco website.

PRINCIPLE 8 Remunerate fairly and responsibly

The Emeco Group remuneration policy is substantially reflected in the objectives of the Remuneration and Nomination Committee. The Committee's remuneration objectives are to endeavour to ensure that:

- the Directors and senior management of the Group are remunerated fairly and appropriately;
- the remuneration policies and outcomes strike an appropriate balance between the interests of the Company's shareholders, and rewarding and motivating the Group's executives and employees in order to secure the long term benefits of their energy and loyalty; and
- the human resources policies and practices are consistent with and complementary to the strategic direction and human resources objectives of the Company as determined by the Board.

Under its Charter, the Remuneration and Nomination Committee is required to review and make recommendations to the Board about:

- the general remuneration strategy for the Group so that it motivates the Group's executives and employees to pursue the long term growth and success of the Group and establishes a fair and transparent relationship between individual performance and remuneration;
- the terms of remuneration for the executive Directors and other senior management of the Group from time to time including the criteria for assessing performance;
- the outcomes of remuneration reviews for executives collectively, and the individual reviews for the executive Directors, and other senior management of the Group;
- remuneration reviews for executive and non-executive Directors;
- changes in remuneration policy and practices, including superannuation and other benefits;
- employee equity plans and allocations under those plans; and
- the disclosure of remuneration requirements in the Company's public materials including ASX filings and the annual report.

Details regarding membership of the Remuneration and Nomination Committee are set out above under Principle 2. During FY08, the Committee met once. All members of the Committee were present for the meeting.

Emeco clearly distinguishes the structure of non-executive directors' remuneration from that of executive directors and senior executives. Non-executive directors are remunerated by way of fees in the form of cash benefits and superannuation contributions. They do not receive options or bonus payments; nor are they provided with retirement benefits other than superannuation.

A remuneration report detailing the information required by section 300A of the *Corporations Act 2001* in relation to FY08 is included in the Directors' Report.

[illegible]

The principal activities during the financial year of the entities within the Emeco Group were the Rental, Sales, Parts and Maintenance of heavy earthmoving equipment.

As set out in this report, the nature of the Emeco Group's operations and principal activities, have been consistent throughout the financial year.

OPERATING AND FINANCIAL REVIEW

A review of Emeco Group operations, and the results of those operations for FY08, is set out on pages 4 to 16 and in the accompanying financial statements.

[illegible]

During the 2007/2008 financial year a fully franked interim dividend of 2 cent per share was paid on 4 April 2008 by the Company.

Since the end of the 2007/2008 financial year the directors have declared a fully franked final dividend of 2.5 cents per share to be paid on 30 September 2008.

[illegible]

During the financial year under review there were no significant changes in the Emeco Group's state of affairs other than those disclosed in the operating and financial review section above or in the financial statements and the notes thereto.

SIGNIFICANT EVENTS AFTER BALANCE DATE

On 15 August 2008 the Company finalised the refinancing of the Emeco Group's senior debt facilities. The Group secured a revolving 3 year $595 million senior secured debt facility provided by a syndicate of eight domestic and international banks, and a $35 million working capital facility.

These new facilities replace the existing $490 million senior secured debt facility and $25 million working capital facility which were to mature in July 2009.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Likely developments in, and expected results of, the operations of the Emeco Group are referred to at pages 4 to 16. This report omits information on likely developments in the Emeco Group in future financial years and the expected results of those operations the disclosure of which, in the opinion of the directors, would be likely to result in unreasonable prejudice to the Emeco Group.

DIRECTORS' INTERESTS IN SHARES OF THE COMPANY

The relevant interests of each Director in the shares, debentures, and rights or options over such shares or debentures issued by the companies within the Emeco Group and other related bodies corporate, as notified by the directors to the ASX in accordance with s.205G(1) of the *Corporations Act 2001*, at the date of this report are as follows:

Table 3 – Directors' Interests

Director	Ordinary shares	Options over ordinary shares
Greg Minton	361,267	-
Laurie Freedman	19,000,000	4,800,000*
Robin Adair	6,100,000	1,600,000*
Alec Brennan	1,381,420	-
Peter Johnston	100,000	-
Paul McCullagh	216,707	-

* With effect from 26 August 2008, Mr Freedman forfeited 1,600,000 options and Mr Adair forfeited 533,333 options. These forfeitures occurred because, under the terms of the Options Plan, the Company's earnings per share target for FY08 was not achieved. For further details, see pages 32 to 33 of this report.

REMUNERATION REPORT (AUDITED)

This report summarises the Emeco Group's remuneration practices and outcomes in respect of its directors and senior executives for the 2008 financial year.

Principles of remuneration

The Emeco Group remuneration policy is substantially reflected in the objectives of the Board's Remuneration and Nomination Committee. The Committee's objectives are to endeavour to ensure that:

- the Directors of the Company and senior management of the Group are remunerated fairly and appropriately;
- the remuneration policies and outcomes of the Company strike an appropriate balance between the interests of the Company's shareholders, and rewarding and motivating the Group's executives and employees in order to secure the long term benefits of their energy and loyalty; and
- the human resources policies and practices are consistent with and complementary to the strategic direction and human resources objectives of the Company as determined by the Board.

Elements of remuneration

The remuneration structure for Emeco's executives consists of fixed and variable components.

Fixed remuneration

Fixed remuneration comprises base salary, employer superannuation contributions and other allowances such as motor vehicle allowances and non-cash benefits.

Each executive's fixed remuneration is reviewed and benchmarked against appropriate market comparisons annually in September. The executive's responsibilities, experience, qualifications, performance and geographic location are also taken into account.

Emeco's broad objective is to set fixed remuneration at levels which ensure the Company is able to attract and retain the best available key executives. The policy of the Company is to set fixed remuneration at levels which attract and retain appropriately qualified and experienced executives capable of:

- fulfilling their respective roles within the Group;
- achieving the Group's strategic objectives; and
- maximising Emeco Group earnings and the returns to shareholders.

Variable remuneration

Variable remuneration is performance linked remuneration which consists of short term incentives (**STIs**) and long term incentives (**LTIs**).

STI remuneration

Short term incentives are used to reward the performance of key management personnel over a full financial year. The maximum achievable STI amount payable to an executive is set as a percentage of fixed remuneration. The actual amount of STI payable is determined at the end of the financial year in light of the executive's performance against agreed key performance indicators (**KPIs**).

These KPIs are mainly financial in nature and are aligned to the profitability of the Emeco Group. However, some of them relate to non financial performance in areas considered critical to Emeco's operations such as:

- occupational health and safety;
- people development; and
- successful implementation of strategic initiatives.

The combination of KPI elements varies amongst executives, however, as a fundamental principle, KPIs are set for each executive's STI plan on the basis they are aligned with the strategic objectives of the Emeco Group. KPIs therefore generally comprise elements based on the performance of the Emeco Group or a business unit within the Group. In most cases the measurement of KPIs is objectively determined on the basis of financial information or other quantifiable information. For example, where occupational health and safety performance is a KPI element, an important measure of performance is lost time injury frequency data.

Whilst the maximum percentage STI grant to key executives varies, no executive other than the Managing Director and the Executive Director, Corporate Strategy and Business Development is entitled to an STI grant which exceeds an amount equal to 50% of the recipient's annual salary. The majority of key executives are entitled to a maximum STI grant of 40% of annual salary.

In accordance with the terms of their respective STI plans, Mr Freedman and Mr Adair did not receive any proportion of their respective STI bonus entitlements for FY08 because actual earnings per share did not exceed the required earnings per share target. Details of the STI plans for Mr Freedman and Mr Adair are set out in the section of this report headed "Service Contracts".

Details of the vesting profile of the short term incentive cash grants awarded to key executives in respect of FY08 are set out below:

Table 4 – Key executive STI vesting information in respect of FY08

	Nature of STI compensation	Grant date	% of bonus awarded	% of bonus forfeited
Mr L Freedman	Cash	27 August 2006	0%	100%
Mr R Adair	Cash	27 August 2006	0%	100%
Mr M Bourke	Cash	1 October 2007	0%	100%
Mr A Carr	Cash	1 October 2007	10%	90%
Mr H Christie-Johnston	Cash	1 October 2007	100%	0%
Mr G Graham	Cash	1 October 2007	0%	100%
Mr C Moseley	Cash	1 October 2007	0%	100%
Mr T Sauvarin	Cash	1 October 2007	0%	100%
Mr I Testrow	Cash	1 October 2007	22.7%	77.3%
Mr D Tilbrook	Cash	1 October 2007	20.8%	79.2%
Mr M Turner	Cash	1 October 2007	16.7%	83.3%

Notes:

(A) Amounts included in remuneration for FY08 represent the amounts that vested in the year based on the achievement of KPIs. No amounts vest in future financial years in respect of the bonus scheme for FY08.

(B) Amounts forfeited are due to the KPIs not being met in relation to FY08.

(C) Mr S Gobby, having commenced employment in March 2008 with the Company, was not entitled to an STI grant in respect of FY08.

LTI remuneration

Performance Shares and Performance Rights

Emeco has established an LTI plan to apply to Emeco's senior managers (which includes key management personnel) in FY08 and subsequent years. The plan provides Emeco's senior managers with an ongoing incentive to achieve the long term objectives of the Emeco Group.

Grants under the LTI plan, which applies to key executives other than Mr Freedman and Mr Adair, have the following key terms and conditions, none of which have been altered since grants were made under the plan on 15 October 2007:

- Each year Emeco will grant unvested fully paid Emeco performance shares to individual Australian-based executives, with the number of shares granted being determined by reference to the seniority of the executive and the value of the share grant as a percentage of the executive's salary. Performance shares are granted at no cost to the recipient and at a nil exercise price; they vest 3 years after issue if the performance condition described below is met.
- Emeco participants in the LTI plan who are working outside Australia are issued performance rights on substantially identical terms as the recipients of performance shares. Each performance right provides the recipient with the right to receive one fully paid Emeco share if the relevant performance hurdle is met. Performance rights are issued to Emeco's offshore executives instead of performance shares in order to reduce the complexity of the compliance issues associated with the issue of Emeco shares in the relevant foreign jurisdictions.

LTI remuneration (Continued)

Performance Shares and Performance Rights (Continued)

- The performance condition for the vesting of performance shares and the exercise of performance rights is a performance hurdle based on relative total shareholder return (**TSR**). Emeco's TSR during the vesting period will be measured against a peer group consisting of a group of 12 companies that are considered direct peers to Emeco and in addition the S&P/ASX Small Industrials (excluding banks, insurance companies, property trusts/companies and investment property trusts/companies and other stapled securities). The peer group currently comprises a total of 97 companies (this number may change as a result of takeovers, mergers etc) (**Peer Group**). TSR for Emeco and each company in the Peer Group is calculated by reference to share price growth, dividends and capital returns.
- Three years after the performance shares are granted, TSR for all companies including Emeco will be measured and ranked. Performance shares will only vest and performance rights will only be exercisable if a threshold TSR performance is achieved in comparison with the Peer Group TSR. There is a maximum and minimum vesting range and vesting occurs as follows:
  - (a) If Emeco's TSR is less than the TSR of 50% of the companies of the Peer Group then no performance shares will vest.
  - (b) If Emeco's TSR is equal to the TSR of 50.1% of the companies of the Peer Group then 50% of the performance shares will vest.
  - (c) If Emeco's TSR is equal to or greater than the TSR of 75% of the companies of the Peer Group then 100% of the performance shares will vest.
  - (d) If Emeco's TSR is equal to the TSR of between 50% and 75% of the companies of the Peer Group then an extra 2% of the performance shares granted vest for each percentile increase in Emeco's TSR above the 50th percentile.
- Performance shares that have not vested after the end of the performance period will be bought back or transferred to a nominee of the Company. Performance rights which do not become exercisable will lapse.
- Performance shares which have vested must be transferred into the name of the participant within two years of vesting. Performance Rights lapse five years after the date of grant.

Options

A separate LTI plan (**Options Plan**) is in place for Mr Freedman and Mr Adair. On 4 August 2006, following the successful completion of Emeco's initial public offering (**IPO**), 4,800,000 options were issued to Mr Freedman and 1,600,000 options were issued to Mr Adair under the Company's Employee Incentive Plan.

Each option granted to Mr Freedman and Mr Adair (**Option**) was provided at no cost and entitles the holder to subscribe for an ordinary Emeco share at a price of $1.925 (**Exercise Price**), which is 2.5 cents above the IPO issue price. The fair value of each Option at grant date was 19.43 cents. The Options issued to Mr Freedman and Mr Adair expire 5 years after their date of issue.

The Options Plan provides for the vesting of the Options in three equal tranches, subject to the following vesting conditions:

- for the financial year ending 30 June 2007, 1/3 of the Options were to vest on the date of release of final audited results for Emeco for that year, provided that Emeco Holdings achieved actual earnings per share equal to or greater than the Prospectus forecast earnings per share for FY07. All of these Options vested on the date of release of Emeco's FY07 results because the actual earnings per share for FY07 of 9.3 cents met the required performance target. However, neither Mr Freedman nor Mr Adair have exercised these vested Options because the Exercise Price has been greater than the market price of Emeco shares since these Options vested;
- for the financial year ending 30 June 2008, 1/3 of the Options were to vest on the date that final audited results for Emeco that year are released, provided that Emeco Holdings achieved actual earnings per share equal to or greater than 110% of the Prospectus forecast earnings per share for FY07. None of these Options have vested because the actual earnings per share for FY08 of 10.7 cents did not meet the required performance target; and
- for the financial year ending 30 June 2009, 1/3 of the Options will vest on the date that final audited results for Emeco for that year are released, provided that Emeco Holdings has achieved actual earnings per share equal to or greater than 121% of the Prospectus forecast earnings per share for FY07.

Mr Freedman's Options vest only if he holds the position of Managing Director of the Company at the time of vesting. Mr Adair's Options vest only if he is an employee of the Company at the time of vesting or if he is subject to a deemed termination, ie the Company materially and substantially changes his duties beyond the duties ordinarily performed by him, other than with his agreement, or the Company is removed from the official list of the ASX. On 4 March 2008, simultaneously with the appointment of Mr Gobby as Emeco's Chief Financial Officer, Mr Adair was appointed to the position of Executive Director, Corporate Strategy and Business Development. Mr Adair's appointment did not affect his vested Options or the vesting profile of his unvested Options.

All of the Options granted to Mr Freedman and Mr Adair which were subject to a vesting condition in respect of Emeco's FY08 financial performance lapsed as a result of Emeco not meeting the earnings per share performance target set out above.

Prohibition of hedging LTI grants

On 25 August 2008, Emeco's board of directors resolved to amend Emeco's share trading policy to prohibit directors and other officers of the Company from entering into transactions intended to hedge their exposure to Emeco securities which have been issued to the officer as part of the officer's remuneration.

Details of remuneration

Details of the elements comprising the remuneration of the Emeco Group's key executives, including each Director and each of the five named Emeco Group executives who received the highest remuneration in FY08 are set out in table 5. Table 5 does not include the following components of compensation because they were not provided to key executives during FY08: short term cash profit-sharing bonuses, payments made to a person before the person started hold a position, long term incentives distributed in cash, post employment benefits other than superannuation and share based payments other than shares and units. Table 6 provides comparative information in relation to the remuneration of the Emeco Group's key executives for the prior financial year.

Table 5 - Directors' and executive officers' remuneration FY08 (Company and consolidated)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses $	Non-monetary benefits $	Super-annuation benefits $	$	$	Shares $	Options and Rights $	$	%
Non - Executive Directors										
Alec Brennan	175,494	-	-	15,795	-	-	-	-	191,289	-
Greg Minton	105,743	-	-	9,517	-	-	-	-	115,260	-
Paul McCullagh	101,076	-	-	9,097	-	-	-	-	110,173	-
Stuart Fitton (A)	13,288	-	-	1,196	-	-	-	-	14,484	-
Peter Johnston	98,743	-	-	8,887	-	-	-	-	107,630	-
Executive Directors										
Laurie Freedman *Managing Director*	925,062	-	19,767	96,508	-	-	-	3,495	1,044,832	0.3%
Robin Adair *Executive Director Corporate Strategy & Business Development* (B)	486,538	-	28,006	48,654	-	-	-	1,165	564,363	0.2%
TOTAL ALL DIRECTORS	**1,905,944**	-	**47,773**	**189,654**	-	-	-	**4,660**	**2,148,031**	

(A) Mr Fitton resigned on 17 August 2007.

(B) Mr Adair was appointed to the position of Executive Director Corporate Strategy & Business Development on 1 November 2007, having previously been Chief Financial Officer for the Emeco Group.

Table 5 - Directors' and executive officers' remuneration FY08 (Company and consolidated) (continued)

	Short-term benefits			Post employment benefits	Other long term benefits	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (C) $	Non-monetary benefits $	Superannuation benefits $	$	$	LTIP $	MISP $	$	%
Executives										
M Bourke *President* *Emeco Canada* (D)	299,938	-	142,784	24,119	-	-	21,750	41,077	529,668	11.9%
A Carr *General Manager, Parts, Maintenance & Plant*	290,308	10,000	15,434	26,128	-	-	21,750	42,585	406,205	18.3%
H Christie-Johnston *General Manager* *Emeco Sales* (E)	192,308	80,000	10,471	17,308	-	-	-	4,219	304,306	27.7%
S Gobby *Chief Financial Officer* (F)	113,538	-	82	10,218	-	-	9,095	-	132,933	6.8%
G Graham *Managing Director* *Emeco Europe* (G)	284,807	-	119,734	11,846	-	-	21,750	16,432	454,569	8.4%
C Moseley *President* *Emeco USA* (H)	236,713	-	12,630	6,699	-	-	-	-	256,042	-
T Sauvarin *General Manager,* *Emeco Sales* (I)	24,000	-	-	4,800	-	-	-	-	28,800	-
I Testrow *General Manager* *Northern Region* (J)	231,423	20,000	65,446	20,828	-	-	21,750	25,551	384,998	17.5%
D Tilbrook *Executive General Manager Western Region* (K)	412,615	30,000	14,574	37,135	-	-	21,750	-	516,074	10.0%
M Turner *General Manager,* *Global Procurement*	294,615	20,000	9,596	26,515	-	-	21,750	-	372,476	11.2%
Total All Executives	2,380,265	160,000	390,751	185,596	-	-	139,595	129,864	3,386,071	
Total All	4,286,209	160,000	438,524	375,250	-	-	139,595	134,524	5,534,102	

(C) The short term incentive bonus is for performance during FY08. The amount awarded to each executive was finally determined on 8 August 2008 after completion of performance reviews.

(D) Mr Bourke's remuneration has been converted to Australian dollars from Canadian dollars on the basis of an AUD/CAD exchange rate of $0.9045.

(E) Mr Christie Johnston commenced employment with Emeco as General Manager, Emeco Sales on 30 July 2007.

(F) Mr Gobby commenced employment as Emeco's Chief Financial Officer on 4 March 2008.

(G) Mr Graham was appointed Managing Director of Emeco Europe on 12 August 2007. Mr Graham's remuneration has been converted to Australian dollars from Euros on the basis of an AUD/Euro exchange rate of $0.6098.

(H) Mr Moseley acquired executive responsibility for the financial and operational performance of Emeco Equipment (USA) LLC as from 1 July 2007. Mr Moseley's remuneration has been converted to Australian dollars on the basis of an AUD/USD exchange rate of $0.8956.

(I) Mr Sauvarin was appointed to a position within the procurement management group as from 30 July 2007 and ceased to be a member of the Emeco senior leadership team from that date.

(J) Mr Testrow was appointed to the position of General Manager Northern Region with effect from 1 March 2008.

(K) Mr Tilbrook was appointed Executive General Manager Western Region with effect from 1 March 2008. Prior to that time he was General Manager Australian Rental.

Table 6 - Directors' and executive officers' remuneration FY07 (Company and consolidated)

	Short-term benefits			Post employment benefits	Other long term benefits (A)	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP + IPO Fee $	Options $	$	%
Non - Executive Directors										
Alec Brennan	-	-	-	-	-	-	101,403	-	101,403	-
Greg Minton	120,661	-	-	10,709	-	-	-	-	131,370	-
Paul McCullagh	95,091	-	-	8,558	-	-	-	-	103,649	-
Stuart Fitton	144,827	-	-	13,034	-	-	-	-	157,861	-
Peter Johnston	80,307	-	-	6,751	-	-	-	-	87,058	-
Executive Directors										
Laurie Freedman *Managing Director*	832,000	850,000	15,051	94,154	123,068	-	-	479,964	2,394,237	60.7%
Robin Adair *Chief Financial Officer*	442,308	225,000	28,597	44,231	221,522	-	-	159,988	1,121,646	54.1%
TOTAL ALL DIRECTORS	**1,715,194**	**1,075,000**	**43,648**	**177,437**	**344,590**	**-**	**101,403**	**639,952**	**4,097,224**	

(A) The amounts shown in this column are cash amounts paid to the executives which they were required to use to subscribe for performance shares on issue prior to, and which were converted into ordinary shares as part of, the IPO.

	Short-term benefits			Post employment benefits	Other long term benefits (D)	Termination benefits	Share based payments		Total	Proportion of remuneration performance related
	Salary & Fees $	STI cash bonuses (A) $	Non-monetary benefits $	Superannuation benefits $	$	$	MISP $	Options $	$	%
Executives										
M Bourke *President* *Emeco Canada* (C)	341,044	-	117,801	-	-	-	41,209	-	500,054	8.2%
A Carr *General Manager, Parts, Maintenance & Plant*	264,000	66,000	8,008	22,846	-	-	42,764	-	403,618	26.9%
R Parish *General Manager Indonesia* (B)	188,526	-	49,215	7,177	-	-	26,440	-	271,358	9.7%
T Sauvarin *General Manager, Emeco Sales*	282,676	48,000	-	54,504	123,068	-	-	-	508,248	33.6%
D Tilbrook *General Manager Rental, Western Region*	332,500	90,000	14,370	29,925	221,522	-	-	-	688,317	45.2%
M Turner *General Manager, Global Procurement*	272,500	56,000	11,933	24,525	221,522	-	-	-	586,480	47.3%
Total Executives	1,681,246	260,000	201,327	138,977	566,112	-	110,413	-	2,958,075	
Total All	**3,396,440**	**1,335,000**	**244,975**	**316,414**	**910,702**	**-**	**211,816**	**639,952**	**7,055,299**	

(A) The short term incentive bonus was for performance during FY07. The amount awarded to each executive was finally determined on 27 August 2007 after completion of performance reviews.
(B) Mr Parish's remuneration was converted to Australian dollars from US dollars on the basis of an AUD/USD exchange rate of USD $0.75.
(C) Mr Bourke's remuneration was converted to Australian dollars from Canadian dollars on the basis of an AUD/CAD exchange rate of $0.86.
(D) The amounts shown in this column are cash amounts paid to the executives which they were required to use to subscribe for performance shares on issue prior to, and which were converted into ordinary shares as part of, the IPO.

Equity Instruments

MISP

During FY08, the Company made share based payments to Mr Bourke, Mr Carr and Mr Christie-Johnston (**MISP Participants**) under the Company's Management Incentive Share Plan (**MISP**). Details of the share issue made to them under the MISP are set out below:

Table 7 – MISP grants to key executives

	Michael Bourke	Anthony Carr	Hamish Christie-Johnston	Ian Testrow	Greg Graham
Number of shares issued under the MISP	600,000	500,000	500,000	300,000	200,000 (Tranche 1) 100,000 (Tranche 2)
Issue price of the MISP shares	$0.92	$1.155	$0.74	$1.155	$0.61 (Tranche 1) $1.155 (Tranche 2)
Date of grant	12 June 2006	12 June 2006	14 March 2008	12 June 2006	18 August 2005 (Tranche 1) 12 June 2006 (Tranche 2)
Amount of Company loan in respect of MISP shares outstanding at reporting date	$519,000	$550,000	$370,000	330,000	221,000
Highest amount of indebtedness during the period	$546,000	$572,500	$370,000	343,500	234,500
Fair value recognised as remuneration during the year	$41,077	$42,585	$4,219	25,551	16.432

Key terms and conditions of the issue of shares to the MISP Participants under the MISP are as follows:

- In accordance with the terms of the MISP the Company provided each MISP Participant with an interest-free, limited recourse loan (**Loan**) to enable him to subscribe for the MISP shares.
- The shares vest over a 5 year period with the first 6.25% of the shares vesting 2 years after the issue date. The shares then vest on an annual basis until all of the shares have vested on the 5th anniversary of their issue.
- If a MISP Participant's employment with the Emeco Group is terminated before all of his MISP shares vest, then in relation to those shares which have not vested, the Company is required to buy them back, cancel them or transfer them to a nominee at a price equal to the Loan amount outstanding in respect of them and to set off the payment against the Loan amount owed to the Company. In relation to those shares which have vested, the Company must buy them back or transfer them to a nominee of the board and pay to the MISP Participant a purchase price equal to their market value, subject to the Company setting off the Loan amount outstanding in respect of the vested shares.
- Subject to the approval of the board, the Loan can be repaid at any time but must be repaid by the tenth anniversary of the commencement date of the MISP.
- Any dividends or capital distributions which may become payable in respect of the MISP shares may be applied by the Company in reducing the amount of the loan.

The share issues under the MISP to each MISP Participant, and the time based vesting conditions in respect of the shares, are not dependent on the satisfaction of a performance condition because the issue of shares to them and the inclusion of time based vesting conditions in the terms of issue were intended to provide them with an incentive to remain with the Emeco Group. That is, the terms upon which the shares were issued to the MISP Participants were intended to operate as a retention incentive arrangement rather than a performance incentive arrangement.

LTI

The terms of the LTI Plan are discussed at pages 32 to 33.

During FY08, the Company granted Performance Shares to the following key management personnel under the Company's LTI plan (**LTI Plan**). No LTI grants of Performance Shares were made to key management personnel in FY07.

Table 8 – LTI Performance Share grants to key executives

	Number granted during FY08	Grant Date	Fair value per Performance Share	Number of Performance Shares vested during FY08 (A)
Mr A Carr	100,000	15 October 2007	$0.87	-
Mr S Gobby	150,000	17 March 2008	$0.47	-
Mr I Testrow	100,000	15 October 2007	$0.87	-
Mr D Tilbrook	100,000	15 October 2007	$0.87	-
Mr M Turner	100,000	15 October 2007	$0.87	-

(A) For Performance Shares granted in FY08, the earliest vesting date is 15 October 2010.

During FY08, the Company granted Performance Rights to the following key management personnel under the LTI Plan. No LTI grants of Performance Rights were made to key management personnel in FY07.

Table 9 – LTI Performance Rights grants to key executives

	Number granted during FY08 (A)	Grant Date	Fair value per Performance Right	Number of Performance Rights vesting during FY08 (A)
Mr M Bourke	100,000	15 October 2007	$0.87	-
Mr G Graham	100,000	15 October 2007	$0.87	-

(A) For Performance Rights granted in FY08, the earliest vesting date is 15 October 2010.

Options

The terms of the Options Plan are discussed at pages 32 to 33.

The percentage of Mr Adair's and Mr Freedman's remuneration in FY08 that consists of Options is 0.2% and 0.3% respectively.

Details of the movement in the number of options held, directly, indirectly or beneficially, by each key management person during FY08, including their related parties, are set out in the following table:

Table 10 – LTI Options grants to key executives

2008 Directors & Executives	Held at 1 July 2007	Granted as Compensation	Exercised	Other Changes	Held at 30 June 2008	Vested during the year	Vested and exercisable at 30 June 2008
L C Freedman	4,800,000	-	-	-	4,800,000*	-	1,600,000
R L C Adair	1,600,000	-	-	-	1,600,000*	-	533,333

2007 Directors & Executives	Held at 1 July 2006	Granted as Compensation	Exercised	Other Changes	Held at 30 June 2007	Vested during the year	Vested and exercisable at 30 June 2007
L C Freedman	-	4,800,000	-	-	4,800,000	1,600,000	1,600,000
R L C Adair	-	1,600,000	-	-	1,600,000	533,333	533,333

* Subsequent to 30 June 2008, with effect from 26 August 2008, Mr Freedman forfeited 1,600,000 options and Mr Adair forfeited 533,333 options. These forfeitures occurred because, under the terms of the Options Plan, the Company's earnings per share target for FY08 was not achieved. For further details, see pages 32 to 33 of this report.

Service contracts

Except as outlined below, each of the key executives named in table 5 are employed pursuant to contracts which provide for an indefinite term and which are terminable on either party giving 6 months' notice or on the payment to the executive of up to 6 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued statutory leave entitlements are payable under these contracts.

Mr Bourke is employed pursuant to a contract which provides for an indefinite term and which is terminable on either party giving 3 months' notice or on the payment to the executive of up to 3 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued statutory leave entitlements are payable under Mr Bourke's contract.

Mr Graham is employed pursuant to a contract which provides for an indefinite term. Mr Graham may terminate the contract by giving 3 months' notice, whilst Euro Machinery BV may terminate the contract by giving 6 months' notice or paying him 6 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued statutory leave entitlements are payable under Mr Graham's contract.

Mr Moseley is employed by Emeco Equipment (USA) LLC pursuant to a contract which provides for successive rolling 12 month terms, subject to either party being able to give 6 months notice of termination or on the payment by Emeco Equipment (USA) LLC to Mr Moseley of up to 6 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued leave entitlements are payable.

Mr Freedman's contract provides that he is to act as Managing Director of the Group until at least 31 December 2008. Under this contract, Mr Freedman's remuneration has been structured so that he receives a base salary (exclusive of superannuation and other entitlements outlined in his contract), together with the capacity to qualify for an STI performance bonus each year of up to 100% of the base amount calculated by reference to the earnings per share performance of Emeco. The contract may be terminated by either Mr Freedman or Emeco upon provision of 12 months notice of termination. Emeco may also terminate Mr Freedman's employment immediately, by making a payment in lieu of 12 months remuneration package, which would be the total of his base amount, plus superannuation and car allowance.

Mr Adair's contract provides that he is to continue his employment with the Group until at least 30 June 2009. Under his contract, Mr Adair's remuneration has been structured so that he receives a base salary (exclusive of superannuation and other entitlements outlined in his contract), together with the capacity to qualify for an STI performance bonus each year of up to 50% of the base amount calculated by reference to the earnings per share performance of Emeco. The contract may be terminated by either Mr Adair or Emeco upon provision of 12 months notice of termination, although Mr Adair has agreed that he will not provide such notice until at least 1 January 2009. Emeco may also terminate Mr Adair's employment immediately, by making a payment in lieu of 12 months remuneration package, which would be the total of his base amount, plus superannuation and car allowance. If Mr Adair's duties are materially altered during the term of his employment without his agreement or Emeco delists from ASX, Mr Adair may receive payment equal to 12 months of his base amount plus the maximum performance bonus amount for the relevant financial year. In addition, the Options then granted to Mr Adair will immediately vest. No material changes were made to Mr Adair's contract as a result of his appointment as Executive Director, Corporate Strategy and Business Development.

Mr Gobby's contract is for an indefinite term and provides that it is terminable on either party giving 6 months' notice or on the payment to him of up to 6 months' salary in lieu of notice. If, however, a change of control of Emeco Holdings Ltd occurs or his duties are materially changed within certain time periods specified in the contract, then he is entitled to terminate the contract and to be paid a maximum amount of 12 months base salary and the full amount of his STI bonus. This maximum amount applies if the relevant event occurs within 1 year of the commencement of his employment with Emeco and declines to an amount of 6 months base salary and the full amount of his STI bonus after the second anniversary of his employment with Emeco.

Non - executive directors

A maximum amount of $1,200,000 pa is currently prescribed in the Company's constitution as the total aggregate remuneration available to non-executive directors.

The remuneration of all of the non-executive directors other than Mr Brennan comprises a cash director's fee of $100,000 pa, inclusive of superannuation contributions. As Chairman, Mr Brennan is entitled to a fee of $175,000 pa, inclusive of superannuation contributions. An additional fee of $7,500 pa is paid to any director who is a member of a board committee; this fee is increased to $10,000 pa for a director who chairs a committee.

Remuneration and the Company's performance (Unaudited)

The Company was incorporated as a proprietary company on 14 December 2004. It is therefore not possible to discuss the relationship between the Company's remuneration policy and the Company's performance for the previous 4 financial years.

However, based on the pro forma historical information set out in section 7 of the Emeco Prospectus dated 3 July 2006, and the consolidated results set out in the Company's financial statements for FY06, FY07 and FY08, the Emeco Group has achieved a compound annual growth rate in EBITA of 31.0% for the period from FY04 to FY08.

The directors consider that the remuneration policies of the Emeco Group while it was privately held and since the IPO have been successful in aligning the interests of the senior managers with the interests of the Emeco Group and its shareholders. This success is reflected in the earnings growth of the Group.

The directors also consider that the remuneration policies and practices adopted and approved by the Emeco Holdings Ltd Remuneration Committee for the Emeco Group's directors, secretary and senior managers for FY08 provided them with appropriate rewards and motivated them to continue to perform in the best interests of the Company and its shareholders.

In FY08, the Company's share price declined from $1.64 to $1.07 as at close of trading on 30 June 2008. The Emeco Group's EBITA decreased in FY08 by 6.4% from the EBITA result reported as pro forma EBITA for FY07*. However, as noted above, the Emeco Group has achieved a compound annual growth rate in EBITA of 31.0% for the period from FY04 to FY08. This long run increase in EBITA is in part attributable to the Company's remuneration policies and the alignment of management's interests with those of the Company and its shareholders. The primary means available to the Company to grow shareholder wealth, whether by way of dividend distributions or increases in the Company's share price, is to continue to increase earnings. In this regard, the Company has continued to grow earnings at a rapid rate over the past 5 financial years. The Company will continue to adopt remuneration policies and practices which reward strong financial performance.

* FY07 pro forma EBITA is derived by adjusting reported actual EBITA to add back the non recurring costs of the IPO which were incurred in FY07. It is considered that pro forma EBITA for FY07 is a more accurate basis of comparison for the purposes of discussing EBITA growth rates than is statutory EBITA, as expenses incurred as a result of the IPO are not considered to be in the ordinary course of business.

INDEMNIFICATION AND INSURANCE OF DIRECTORS, OFFICERS AND AUDITORS

The Company has entered into a deed of access, indemnity and insurance with each of its current and former Directors, the Chief Financial Officer and the Company Secretary. Under the terms of the deed, the Company indemnifies the officer or former officer, to the extent permitted by law, for liabilities incurred as an officer of the Company. The deed provides that the Company must advance the officer reasonable costs incurred by the officer in defending certain proceedings or appearing before an inquiry or hearing of a government agency.

Since the end of the previous financial year, the Company has paid premiums in respect of contracts insuring the current and former directors and officers of the Emeco Group, including senior executives, against liabilities incurred by such a director, officer or executive to the extent permitted by the *Corporations Act 2001*. The contracts of insurance prohibit disclosure of the nature of the liability cover and the amount of the premium.

The Emeco Group has not indemnified its auditors, KPMG.

NON-AUDIT SERVICES

During the year, KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the Company;
- the non audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditors own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing the risks and rewards.

A copy of the auditor's independence declaration as required under Section 307C of the *Corporation Act 2001* is included in the director's report.

Details of fees paid to the Company's auditors for non audit services are found in Note 8 of the financial report.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/100 dated 10 July 1998. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors.

LAURENCE FREEDMAN
Managing Director

Dated at Perth, 25th day of August 2008.

KPMG

TO: THE DIRECTORS OF [illegible] LIMITED

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2008 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

BRETT FULLARTON
Partner

Perth, 25th day of August 2008.

	Note	Consolidated 2008	Consolidated 2007	Company 2008	Company 2007
Revenue from rental income		**320,478**	285,875	**-**	-
Revenue from the sale of machines and parts		**255,481**	238,590	**-**	-
Revenue from maintenance services		**41,898**	29,937	**-**	-
		617,857	554,402	**-**	-
Changes in machinery and parts inventory		**197**	(59,563)	**-**	-
Machinery and parts purchases and consumables		**(212,782)**	(144,942)	**-**	-
Repairs and maintenance		**(91,440)**	(74,306)	**-**	-
Employee expenses		**(43,014)**	(35,489)	**-**	-
Hired in equipment and labour		**(5,798)**	(6,910)	**-**	-
Gross profit		**265,020**	233,192	**-**	-
Other income	6	**10,169**	14,035	**33,600**	7,500
Other expense		**(61,736)**	(41,292)	**(1,193)**	(1,175)
EBITDA[1]		**213,453**	205,935	**32,407**	6,325
Depreciation expense	7	**(93,113)**	(78,860)	**-**	-
Amortisation expense	7	**(1,117)**	(3,422)	**-**	-
EBIT[2]		**119,223**	123,653	**32,407**	6,325
Financial income	7	**1,624**	822	**-**	-
Financial expenses	7	**(25,169)**	(44,516)	**-**	(1,818)
Profit before income tax expense		**95,678**	79,959	**32,407**	4,507
Income tax (expense)/benefit	9(c)	**(28,149)**	(23,865)	**241**	193
Profit for the period		**67,529**	56,094	**32,648**	4,700
Attributed to:					
Equity holders of the parent		**67,529**	54,773	**32,648**	4,700
Minority interests		**-**	1,321	**-**	-
Profit for the period		**67,529**	56,094	**32,648**	4,700

Earnings per share:		**2008 $**	2007 $
Basic earnings per share from continuing operations	33	**0.107**	0.093
Diluted earnings per share from continuing operations	33	**0.107**	0.092

[1] EBITDA - Earnings before interest expense, tax, depreciation and amortisation
[2] EBIT - Earnings before interest expense and tax.

The income statements are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 46 to 102.

	Note	Consolidated 2008 $'000	Consolidated 2007 $'000	Company 2008 $'000	Company 2007 $'000
Current Assets					
Cash assets	14	16,804	27,740	4	4
Trade and other receivables	15	103,212	88,703	35,623	45,819
Inventories	17	187,328	187,131	-	-
Prepayments	16	7,011	8,846	-	-
Current tax asset	10	3,036	2,932	-	-
Total current assets		317,391	315,352	35,627	45,823
Non-current assets					
Trade and other receivables	15	576	3,669	511,706	507,412
Intangible assets	18	223,561	223,390	-	-
Investments	19	-	-	162,729	153,859
Property, plant and equipment	20	621,990	544,303	-	-
Deferred tax assets	11	3,484	2,369	4,164	5,492
Total non-current assets		849,611	773,731	678,599	666,763
Total assets		1,167,002	1,089,083	714,226	712,586
Current Liabilities					
Trade and other payables	21	46,172	43,621	3,695	17,782
Interest bearing liabilities	22	6,557	6,521	-	-
Current tax liabilities	10	24,289	12,489	24,231	12,141
Provisions	24	4,509	3,636	-	-
Total current liabilities		81,527	66,267	27,926	29,923
Non-current Liabilities					
Interest bearing liabilities	22	358,066	326,323	-	-
Deferred tax liabilities	11	24,991	23,090	-	-
Provisions	24	682	524	-	-
Total non-current liabilities		383,739	349,937	-	-
Total liabilities		465,266	416,204	27,926	29,923
Net assets		701,736	672,879	686,300	682,663
Equity					
Share capital	25	608,995	609,278	684,882	685,165
Reserves	25	(16,192)	(5,997)	489	1,023
Retained earnings/(accumulated loss)	25	108,933	69,598	929	(3,525)
Total equity attributable to equity holders of the parent		701,736	672,879	686,300	682,663
Total equity		701,736	672,879	686,300	682,663

The balance sheets are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 46 to 102.

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Effective portion of cash flow hedge recognised directly in equity at beginning of the year	**915**	1,195	**-**	-
Effective portion of cash flow hedge recognised directly in equity at the end of the year	**90**	915	**-**	-
Movement for the year	**(825)**	(280)	**-**	-
Foreign currency translation differences for foreign operations	**(8,836)**	(8,467)	**-**	-
Net income recognised directly in equity	**(9,661)**	(8,747)	**-**	-
Profit for the year	**67,529**	56,094	**32,648**	4,700
Total recognised income and expense for the year	**57,868**	47,347	**32,648**	4,700
Total recognised income and expense for the year attributed to				
Equity holders of the parent	**57,868**	46,911	**32,648**	4,700
Minority interest	**-**	436	**-**	-
Total recognised income and expense for the year	**57,868**	47,347	**32,648**	4,700

The statements of recognised income and expense is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 46 to 102.

	Note	Consolidated		Company	
		2008	2007	**2008**	2007
		$'000	$'000	**$'000**	$'000
Cash flows from operating activities					
Cash receipts from customers		**599,508**	556,414	**-**	-
Cash payments to suppliers and employees		**(407,647)**	(431,279)	**(880)**	(655)
Cash generated from operations		**191,861**	125,135	**(880)**	(655)
Dividends received		**-**	-	**33,600**	7,500
Interest received		**1,624**	822	**-**	-
Interest paid		**(25,916)**	(32,912)	**-**	-
Income tax paid		**(13,978)**	(8,844)	**(12,118)**	(5,464)
Net cash provided by/(used in) operating activities	28(ii)	**153,591**	84,201	**20,602**	1,381
Cash flows from investing activities					
Proceeds on disposal of non-current assets		**43,753**	47,281	**-**	-
Payment for controlled entities (net of cash acquired)	29	**(4,837)**	(165,140)	**-**	(117,441)
Investment in subsidiary		**-**	-	**(8,872)**	(36,418)
Payment for property, plant and equipment		**(204,020)**	(204,278)	**-**	-
Net cash used in investing activities		**(165,104)**	(322,137)	**(8,872)**	(153,859)
Cash flows from financing activities					
Proceed from issue of shares		**-**	438,041	**-**	438,041
Proceed from loans		**51,628**	138,927	**-**	-
Repayment of exchangeable notes		**-**	(54,694)	**-**	-
Loan to controlled entity		**-**	-	**17,449**	(279,299)
Repurchase own shares		**(985)**	-	**(985)**	-
Repayment of borrowings		**(11,599)**	(260,000)	**-**	-
Payment for deferred borrowing costs		**-**	(870)	**-**	-
Finance lease payments		**(9,019)**	(6,805)	**-**	-
Dividends paid		**(28,194)**	(6,260)	**(28,194)**	(6,260)
Net cash provided by financing activities		**1,831**	248,339	**(11,730)**	152,482
Net (decrease)/increase in cash held		**(9,682)**	10,403	**-**	4
Cash at the beginning of the period		**27,740**	19,240	**4**	-
Effects of exchange rate fluctuations on cash held		**(1,254)**	(1,903)	**-**	-
Cash at the end of the financial period	28(i)	**16,804**	27,740	**4**	4

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 46 to 102.

1 REPORTING ENTITY

Emeco Holdings Limited (the "Company") is a company domiciled in Australia. The address of the Company's registered office is Ground Floor, 10 Ord Street, West Perth WA 6005. The consolidated financial statements of the Company as at and for the year ended 30 June 2008 comprise of the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities. The Group is primarily involved in the rental, sales, parts and maintenance of heavy earthmoving equipment (see note 13).

2 BASIS OF PREPARATION

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASBs) (including Australian Accounting Interpretations) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group also complies with the IFRSs and interpretations adopted by the International Accounting Standards Board.

The financial statements were approved by the Board of Directors on 25 August 2008.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

- derivative financial instruments are measured at fair value
- available-for-sale financial assets are measured at fair value

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency

These consolidated financial statements are presented in Australian dollars, which is the Company's functional currency and the functional currency of the majority of the Group.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

(d) Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

- Note 5 – valuation of financial instruments
- Note 11 – utilisation of tax losses
- Note 18 – measurement of the recoverable amounts of cash-generating units containing goodwill
- Note 29 – business combinations
- Note 30 – measurement of share based-payments.

3 SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

In the Company's financial statements, investments in subsidiaries are carried at cost.

(ii) Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established; for this purpose comparatives are restated. The assets and liabilities acquired are recognised at the carrying amounts recognised previously in the Group's controlling shareholder's consolidated financial statements. The components of equity of the acquired entities are added to the same components within Group equity. Any cash paid for the acquisition is recognised directly in equity.

(iii) Transactions eliminated on consolidation

Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the foreign exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Australian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Australian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognised directly in equity within the foreign currency translation reserve ("FCTR"). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Financial instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expense is discussed in note 3(n).

(ii) Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(iii) Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to issue of ordinary shares and share options are recognised as a deduction from equity, net of any related income tax benefit.

Repurchase of share capital (treasury shares)

When share capital recognised as equity is purchased by the employee share plan trust, the amount of the consideration paid, which includes directly attributable costs, is recognised as a deduction from equity, net of any tax effects. Purchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from retained earnings.

In the Company's financial statements the transactions of the Company sponsored employee share plan trust are treated as being executed directly by the Company (as the trust acts as the Company's agent).

Dividends

Dividends are recognised as a liability in the period in which they are declared.

(d) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost of property, plant and equipment at 14 December 2004, the date of incorporation and transition to AASBs, was determined by reference to its fair value at that date.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. Expenditure on major overhauls and refurbishments of equipment is capitalised in property, plant and equipment as it is incurred, where that expenditure is expected to provide future economic benefits. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii) Depreciation

Items of property, plant and equipment, excluding freehold land, are depreciated over their estimated useful lives and are charged to the income statement. Estimates of remaining useful lives, residual values and the depreciation method are made on a regular basis, with annual re-assessments for major items.

Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Where subsequent expenditure is capitalised into the asset, the estimated useful life of the total new asset is reassessed and depreciation charged accordingly.

Depreciation on buildings, leasehold improvements, furniture, fixture and fittings, office equipment, motor vehicles and sundry plant is calculated on a straight-line basis. Depreciation on plant and equipment is calculated on machine hours worked over their estimated useful life. The expected useful lives are as follows:

Leasehold Improvements	15 years
Plant and Equipment	3 – 15 years
Furniture, Fixtures and Fittings	10 years
Office Equipment	3 – 10 years
Motor Vehicles	5 years
Sundry Plant	7 – 10 years

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Intangible assets

(i) Goodwill

Goodwill (negative goodwill) arises on the acquisition of subsidiaries, associates and joint ventures.

Acquisitions on or after 1 January 2003

For acquisitions on or after 1 January 2003, goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Acquisitions of minority interests

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

(ii) Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortisation and accumulated impairment losses.

(iii) Subsequent measurement

Goodwill and other intangibles are measured at cost less accumulated impairment losses.

(iv) Amortisation

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

- contract intangibles 0 – 2 years
- software 0 – 3 years

(f) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognised on the Group's balance sheet.

(g) Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(h) Work in progress

Work in progress consists of unbilled amounts to be collected from customers for work performed to date, and is presented as part of trade and other receivables in the balance sheet.

Progressive capital work to inventory and fixed assets are carried in work in progress accounts within their respective balance sheet classifications. Upon work completion the balance is capitalised.

(i) Impairment

(i) Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on a individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost, the reversal is recognised in profit or loss.

(ii) Non-financial assets

The carrying amounts of the Group's non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing fair value, the Group has assessed the amount it could obtain on disposal, less realisation costs. Fair value has been calculated with regard to the discounted post tax cash flows and comparable transactions for similar businesses. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets the ("cash-generating unit"). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a *pro rata* basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill assets were tested for impairment at 30 June 2008 as part of the Group's process of annually testing goodwill for impairment. No impairment was recognised.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as a personnel expense in profit or loss when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii) Other long-term employee benefits

The Group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods plus related on costs: that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on Commonwealth Government bonds that have maturity dates approximating the terms of the Group's obligations.

(iii) Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognised if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

(iv) Short-term benefits

Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date and are calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, such as medical care, housing, cars and free or subsidised goods and services, are expensed based on the net marginal cost to the Group as the benefits are taken by the employees.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(v) Share based payment transactions

(a) A management incentive share plan ("MISP") allows certain consolidated entity employees to acquire shares of the Company. The grant date fair value of the shares granted to employees is recognised as an employee expense with a corresponding increase in equity, over the period during which the employees become unconditionally entitled to the shares. The fair value of the shares granted is measured using a black scholes pricing model, taking into account the terms and conditions upon which the shares were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to shares prices not achieving the threshold for vesting. Employees have been granted a limited recourse 10 year interest free loan in which to acquire the shares. The loan has not been recognised as the Company only has recourse to the value of the shares.

(b) The share option programme allows certain employees to acquire shares of the Company. The grant date fair value of options granted to employees is recognised as an employee expense with a corresponding increase in equity, over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option-pricing model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to market conditions not being met, i.e. share prices not achieving the threshold for vesting.

(c) A long term incentive plan ("LTIP") allows certain senior management personnel to receive shares of the Company upon satisfying performance conditions. Under the LTIP shares granted to each LTIP participant vest to the employee after 3 years if the prescribed performance condition is met. The performance condition is a performance hurdle based on relative total shareholder return ("TSR"). The peer group that the Company's TSR is measured against consists of 105 Companies and includes 12 Companies that are considered direct peers to Emeco, in addition to the S&P/ASX Small Industrials (excluding banks, insurance companies, property trust companies and investment property trust/companies and other stapled securities).

During the period the trust acquired 775,000 shares on market at a fair value of $985,000 to be held in trust to satisfy the potential vesting of shares under the LTIP and MISP. Shares that have been forfeited under the Company's MISP due to employees under that plan not meeting the service vesting requirement have also been transferred to the trust. At period end 1.5 million shares were held in the trust.

(k) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(l) Revenue

(i) Rental revenue

Revenue from rental of machines is recognised in profit and loss based on the number of hours the machines operate each month. Contracts generally have a minimum hour clause which is triggered should the machine operate under these hours during each month. Customers are billed monthly.

(ii) Goods sold

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

(iii) Maintenance services

Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date.

(m) Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(n) Finance income and expenses

Finance income comprises of interest income, dividend income, changes in the fair value of financial assets at fair value through profit or loss, and foreign currency gains. Interest income is recognised as it accrues, using the effective interest method. Dividend income is recognised on the date that the Group's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expenses comprises of interest expense on borrowings, foreign currency losses and impairment losses recognised on financial assets. All borrowing costs are recognised in profit or loss using the effective interest method.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Income tax

Income tax expense comprises of current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

(i) Tax consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 16 December 2004 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Emeco Holdings Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised by the company as amounts payable (receivable) to/(from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(ii) Nature of tax funding arrangements and tax sharing arrangements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable/(payable) equal in amount to the tax liability/(asset) assumed. The inter-entity receivable/(payable) are at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(p) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes, management performance shares, and share options granted to employees.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. The Group's primary format for segment reporting is based on business segments. The business segments are determined based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly loans and borrowings and related expenses, corporate assets (primarily the Company's headquarters) and head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2008, but have not been applied in preparing this financial report:

- Revised AASB 3 *Business Combinations* changes the application of acquisition accounting for business combinations and the accounting for non-controlling (minority) interests. Key changes include: the immediate expensing of all transaction costs; measurement of contingent consideration at acquisition date with subsequent changes through the income statement; measurement of non-controlling (minority) interests at full fair value or the proportionate share of the fair value of the underlying net assets; guidance on issues such as reacquired rights and vendor indemnities; and the inclusion of combinations by contract alone and those involving mutuals. The revised standard becomes mandatory for the Group's 30 June 2010 financial statements. The Group has not yet determined the potential effect of the revised standard on the Group's financial report.
- AASB 8 *Operating Segments* introduces the "management approach" to segment reporting. AASB 8, which becomes mandatory for the Group's 30 June 2010 financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group's Chief Operating Decision Maker in order to assess each segment's performance and to allocate resources to them. Currently the Group presents segment information in respect of its business and geographical segments (see note 13).
- Revised AASB 101 *Presentation of Financial Statements* introduces as a financial statement (formerly "primary" statement) the "statement of comprehensive income". The revised standard does not change the recognition, measurement or disclosure of transactions and events that are required by other AASBs. The revised AASB 101 will become mandatory for the Group's 30 June 2010 financial statements. The Group has not yet determined the potential effect of the revised standard on the Group's disclosures.
- Revised AASB 127 *Consolidated and Separate Financial Statements* changes the accounting for investments in subsidiaries. Key changes include: the remeasurement to fair value of any previous/retained investment when control is obtained/lost, with any resulting gain or loss being recognised in profit or loss; and the treatment of increases in ownership interest after control is obtained as transactions with equity holders in their capacity as equity holders. The revised standard will become mandatory for the Group's 30 June 2010 financial statements. The Group has not yet determined the potential effect of the revised standard on the Group's financial report.
- AASB 2008-1 *Amendments to Australian Accounting Standard - Share-based Payment: Vesting Conditions and Cancellations* changes the measurement of share-based payments that contain non-vesting conditions. AASB 2008-1 becomes mandatory for the Group's 30 June 2010 financial statements. The Group has not yet determined the potential effect of the amending standard on the Group's financial report.

4 DETERMINATION OF FAIR VALUES

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii) ***Intangible assets***

The fair value of contract intangibles acquired in a business combination is based on the discounted estimated net future cash flows that are expected to arise as a result of the contracts that are in place when the business combination was finalised.

(iii) ***Inventory***

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

(iv) ***Trade and other receivables***

The fair value of trade and other receivables, excluding construction work in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v) ***Derivatives***

The fair value of forward exchange contracts is based on the discounted value of the difference between the rate the forward exchange contract was entered and the year end exchange rate.

The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

(vi) ***Non-derivative financial liabilities***

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

(vii) ***Share-based payment transactions***

The fair value of employee share options management incentive plan shares, and long term incentive plan shares are measured using an option pricing model. Measurement inputs include share price on issue, exercise price of the instrument, expected volatility, weighted average expected life of the instruments, market performance conditions, expected dividends, and the risk-free interest rate. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

5 FINANCIAL RISK MANAGEMENT

Overview

The Company and Group have exposure to the following risks from their use of financial instruments:

- credit risk
- liquidity risk
- market risk.

This note presents information about the Company's and Group's exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout this financial report.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board has established the Audit and Risk Management Committee, which is responsible for developing and monitoring risk management policies. The Committee reports regularly to the Board of Directors on its activities.

5 FINANCIAL RISK MANAGEMENT (CONTINUED)

Risk management policies are established to identify and analyse the risks faced by the Company and Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's and Group's activities. The Company and Group, through their training and management standards and procedures, aim to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit and Risk Committee is responsible for overseeing how management monitors compliance with the Company's and Group's risk management policies and procedures and reviewing the adequacy of the risk management framework in relation to the risks faced by the Company and Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investment securities. For the Company it arises from receivables due from subsidiaries.

Exposure to credit risk

The carrying amount of the Group's financial assets represents the maximum credit exposure. The Group's maximum exposure to credit risk at the reporting date was:

		Consolidated Carrying amount	
	Note	**2008**	**2007**
In thousands of AUD			
Trade and other receivables	15	**101,412**	82,738
Other receivables		**7,178**	8,316
Cash and cash equivalents	14	**16,804**	27,740
Interest rate swaps used for hedging:			
Assets	15	**361**	2,907
Forward exchange contracts used for hedging:			
Assets		-	9
		125,755	121,710

The Company's financial assets are all intercompany and does not represent a credit risk.

Trade and other receivables

The Company's and Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group's customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group sets individual counter party limits and also insures the majority of its rental income within Australia, Indonesia and Canada, and generally operates a "cash for keys" policy within its sales business.

The Group's credit policy requires each new customer to be individually analysed for creditworthiness before the Group's standard payment and delivery terms and conditions are offered. The Group's review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the responsible General Manager. Customers that fail to meet the Group's benchmark creditworthiness may transact with the Group only on a prepayment basis.

In monitoring credit risk the Group insures the majority of its rental customers at set limits who are not considered either blue chip customers, subsidiaries of blue chip companies or Government. Blue chip customers are determined as those customers who have a market capitalisation of greater than $1 billion. Inventory sales are generally on cash for keys terms.

The Company and Group have established an allowance for impairment that represents their estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a general loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The general loss allowance is determined based on historical data of payment statistics for similar financial assets. For the purpose of allocating the general loss component to the aging trade receivable table, the total general loss component has been allocated to the not past due.

The Group's maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	Consolidated Carrying amount	
	2008	2007
In thousands of AUD		
Australia	**66,469**	48,860
Asia	**9,965**	14,562
North America	**17,333**	7,006
Europe	**5,209**	3,422
Africa	**2,436**	8,888
	101,412	82,738

The Group's maximum exposure to credit risk for trade receivables at the reporting date by type of customer was:

	Consolidated Carrying amount	
	2008	2007
In thousands of AUD		
Insured	**54,202**	52,519
Blue Chip (including subsidiaries)	**15,115**	11,889
Government	**358**	263
Uninsured	**31,737**	18,607
	101,412	83,278

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	Consolidated	
	2008	2007
In thousands of AUD		
Balance at 1 July	**1,598**	1,134
Impairment loss recognised	**(571)**	(24)
Doubtful debt provision	**4,351**	488
Balance at 30 June	**5,378**	1,598

5 FINANCIAL RISK MANAGEMENT (CONTINUED)

Trade and other receivables (continued)

None of the Company's receivables are past due (2007: nil). The aging of the Group's trade receivables at the reported date was:

	Consolidated		Consolidated	
	Gross	**Impairment**	**Gross**	**Impairment**
In thousands of AUD	**2008**	**2008**	2007	2007
Not past due	**52,291**	**1,362**	46,285	1,058
Past due 0-30 days	**29,943**	**1,006**	24,949	-
Past due 31-60 days	**9,685**	**33**	11,496	532
Past due 61 days	**9,493**	**2,977**	8	8
	101,412	**5,378**	82,738	1,598

Guarantees

Financial guarantees are generally only provided to wholly-owned subsidiaries or in the process of entering into a premise rental agreement. Details of outstanding guarantees are provided in note 27.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The Group monitors working capital limits and employs maintenance planning and life cycle costing modules to price its rental contracts. These processes assist it in monitoring cash flow requirements and optimising cash return in its operations. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains working capital facilities of $25M and has a $490M senior debt facility. At year end it had an aggregate headroom in these facilities of $167.7M (2007: $189.8M).

Subsequent to year end the Group refinanced its existing syndicated debt facility. The new facility has a commencement date of 2 September 2008 and a tenure of 3 years. The facility limit is $595M of senior debt and $35M under the working capital facility.

CONSOLIDATED 30 JUNE 2008

In thousands of AUD	Carrying amount	Contractual cash flows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 year
Non-derivative financial liabilities							
Secured bank loans	347,275	(364,499)	(8,612)	(8,612)	(347,275)	-	-
Finance lease liabilities	17,965	(19,481)	(3,735)	(3,735)	(7,400)	(4,611)	-
Trade and other payables*	45,943	(45,943)	(45,943)	-	-	-	-
Bank overdraft	-	-	-	-	-	-	-
	411,183	(429,923)	(58,290)	(12,347)	(354,675)	(4,611)	-
Derivative financial liabilities							
Interest rate swaps used for hedging asset/(liability)	361	472	124	124	512	(288)	-
Forward exchange contracts used for hedging:							
Outflow	(229)	(19,375)	(19,375)	-	-	-	-
Inflow	-	19,145	19,145	-	-	-	-
	132	242	(106)	124	512	(288)	-

* Excludes derivatives (shown separately)

CONSOLIDATED 30 JUNE 2007

In thousands of AUD	Carrying amount	Contractual cash flows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 year
Non-derivative financial liabilities							
Secured bank loans	323,731	(366,599)	(9,712)	(9,712)	(19,424)	(327,751)	-
Finance lease liabilities	8,257	(8,822)	(2,825)	(2,608)	(3,389)	-	-
Trade and other payables*	43,621	(43,621)	(43,621)	-	-	-	-
Bank overdraft	1,500	(1,500)	(1,500)	-	-	-	-
	377,109	(420,542)	(57,658)	(12,320)	(22,813)	(327,751)	-
Derivative financial liabilities							
Interest rate swaps used for hedging asset/(liability)	2,907	3,157	752	679	1,285	441	-
Forward exchange contracts used for hedging:							
Outflow	(1,607)	(26,981)	(26,981)	-	-	-	-
Inflow	9	25,383	25,383	-	-	-	-
	1,309	1,559	(846)	679	1,285	441	-

* Excludes derivatives (shown separately)

5 FINANCIAL RISK MANAGEMENT (CONTINUED)

COMPANY
30 JUNE 2008

In thousands of AUD	Carrying amount	Contractual cash flows	6 mths or less	6-12 mths	1-2 years	2-5 years	More than 5 year
Payables	**18,660**	**(18,660)**	**(18,660)**	**-**	**-**	**-**	**-**

COMPANY
30 JUNE 2007

In thousands of AUD							
Payables	17,782	(17,782)	(17,782)	-	-	-	-

The following table indicates the periods in which the consolidated cash flows associated with derivatives that are cash flow hedges are expected to occur.

In thousands of AUD	Carrying amount 2008	Expected cash flows 2008	6 mths or less 2008	6-12 mths 2008	1-2 years 2008	2-5 years 2008	More than 5 year 2008
Interest rate swaps:							
Assets	**361**	**472**	**124**	**124**	**512**	**(288)**	**-**
Liabilities	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Forward exchange contracts:							
Outflows	**(229)**	**(19,375)**	**(19,375)**	**-**	**-**	**-**	**-**
Inflows	**-**	**19,145**	**19,145**	**-**	**-**	**-**	**-**
	132	**242**	**(106)**	**124**	**512**	**(288)**	**-**

In thousands of AUD	Carrying amount 2007	Expected cash flows 2007	6 mths or less 2007	6-12 mths 2007	1-2 years 2007	2-5 years 2007	More than 5 year 2007
Interest rate swaps:							
Assets	2,907	3,157	752	679	1,285	441	-
Liabilities	-	-	-	-	-	-	-
Forward exchange contracts:							
Outflows	(1,607)	(26,981)	(26,981)	-	-	-	-
Inflows	9	25,383	25,383	-	-	-	-
	1,309	1,559	(846)	679	1,285	441	-

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Group's hedging policy. Generally the Group seeks to apply hedge accounting in order to manage volatility in profit or loss.

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Australian dollar ("AUD"), but also the United States Dollars ("USD"), Canadian Dollars ("CAD"), and Euro Dollars ("EURO"). The currencies in which these transactions primarily are denominated are AUD, USD, CAD, EURO and Japanese Yen ("JPY").

The Group hedges all trade receivables and trade payables that is denominated in a currency that is foreign to its functional currency, and greater than $50,000. The Group uses forward exchange contracts to hedge its foreign currency risk. Most of the forward exchange contracts have maturities of less than 6 months.

In respect of other monetary assets and liabilities held in currencies other than the AUD, the Group ensures that the net exposure is kept to an acceptable level by matching foreign denominated financial assets with matching financial liabilities and vice versa.

Interest on borrowings is denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily AUD, but also USD, CAD and EURO. This provides an economic hedge and no derivatives are entered into for these debts.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

The Group's exposure to foreign currency risk at balance date was as follows, based on notional amounts:

	AUD	**USD**	USD	IDR*	EURO
In thousands of AUD	**30 June 2008**		30 June 2007		
Trade receivables	**7,800**	**559**	3,190	-	111
Trade payables #	**-**	**-**	-	(106)	-
Gross balance sheet exposure	**7,800**	**559**	3,190	(106)	111
Forward exchange contracts	**(7,800)**	**-**	(3,190)	-	(111)
Net exposure	**-**	**559**	-	(106)	-

The Company had no exposure to foreign currency risk (2007: nil)

* Indonesian Rupee ("IDR")

\# Trade payables does not include future purchase commitments denominated in foreign currencies. The Group hedges these purchases in accordance with its hedging policy. The payable is not recognised until the asset is received. The fair value of outstanding derivatives are recognised in the balance sheet at period end.

Exposure to currency risk (continued)

The following significant exchange rates applied during the year:

AUD	Average rate 2008	Average rate 2007	Reporting date spot rate 2008	Reporting date spot rate 2007
CAD	**0.9045**	0.8966	**0.9722**	0.89[illegible]5
USD	**0.8956**	0.8414	**0.9653**	0.84[illegible]3
EURO	**0.6098**	0.6271	**0.6107**	0.62[illegible]5
IDR	**8,266**	7,116	**8,895**	7,6[illegible]9

Sensitivity analysis

A 10 percent strengthening of the Australian dollar against the following currencies at 30 June would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

	Consolidated Equity	Consolidated Profit or loss
Effect in thousands of AUD		
30 June 2008		
USD	**(940)**	**-**
EURO	**(18)**	**-**
YEN	**(259)**	**-**
30 June 2007		
USD	(772)	-
EURO	5	-
YEN	(443)	-

A 10 percent weakening of the Australian dollar against the above currencies at 30 June would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

The effect on the Company would be Nil (2007: Nil).

Interest rate risk

The Group adopts a policy of ensuring that a minimum of 50% of its exposure to changes in interest rates on borrowings is on a fixed rate basis. This is achieved by entering into interest rate swaps.

Profile

At the reporting date the interest rate profile of the Company's and the Group's interest-bearing financial instruments was:

	Note	Consolidated 2008 $'000	Consolidated 2007 $'000	Company 2008 $'000	Company 2007 $'000
Cash at bank	14	**16,804**	27,740	**4**	4
Variable interest bearing liabilities		**347,275**	325,231	-	-
Variable interest bearing finance leases		**17,965**	8,257	-	-
Total interest bearing liabilities	23	**365,240**	333,488	-	-
Interest rate swaps to hedge interest rate risk					
Australian dollars		**82,500**	95,000	-	-
Canadian dollars C$80M (2007: C$80M)		**82,288**	89,236	-	-
United States dollars USD$30.0M (2007: Nil)		**31,078**	-	-	-
Euro dollars €10.0M (2007: Nil)		**16,375**	-	-	-
		212,241	184,236	-	-
These interest rate swaps principle amount expiring over the next 5 years:					
No later than one year		**12,500**	12,500	-	-
Later than one year but not later than two		**152,288**	12,500	-	-
Later than two years but not later than three		-	159,236	-	-
Later than three years but not later than four		**31,078**	-	-	-
Later than four years but not later than five		**16,375**	-	-	-
		212,241	184,236	-	-

The Company does not directly hold any derivative transactions. All derivatives are held by subsidiaries. All trade receivables and trade payables of the Company are to entities that are part of its tax Consolidated Group. No interest is charged on these balances.

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial asset and liabilities at fair value through the profit and loss and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rate at reporting date would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. The analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2007.

Effect in thousands of AUD	Profit or loss 100bp increase	Profit or loss 100bp decrease	Equity 100pb increase	Equity 100pb decrease
30 June 2008				
Cash flow sensitivity	**(1,806)**	**1,806**	**4,532**	**(4,532)**
30 June 2007				
Cash flow sensitivity	(1,299)	1,299	2,339	(2,339)

5 FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair values

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

Consolidated *In thousands of AUD*	**30 June 2008** **Carrying Amount**	**Fair Value**	30 June 2007 Carrying Amount	Fair Value
Receivables	**103,212**	**103,212**	89,456	89,456
Cash and cash equivalents	**16,804**	**16,804**	27,740	27,740
Interest rate swaps used for hedging:				
Assets	**361**	**361**	2,907	2,907
Liabilities	**-**	**-**	-	-
Forward exchange contracts used for hedging:				
Assets	**-**	**-**	9	9
Liabilities	**(229)**	**(229)**	(1,607)	(1,607)
Secured bank loans	**(347,275)**	**(346,658)**	(323,087)	(323,731)
Finance lease liabilities	**(17,965)**	**(17,965)**	(8,257)	(8,257)
Trade and other payables*	**(45,943)**	**(45,943)**	(43,621)	(43,621)
Bank overdraft	**-**	**-**	(1,500)	(1,500)
	(291,035)	**(290,418)**	(257,960)	(258,604)

* Excludes derivatives (shown separately)

Company *In thousands of AUD*	**30 June 2008** **Carrying Amount**	**Fair Value**	30 June 2007 Carrying Amount	Fair Value
Trade and other receivables	**547,329**	**547,329**	553,231	553,231
Cash and cash equivalents	**4**	**4**	4	4
Trade and other payables	**(3,695)**	**(3,695)**	(17,782)	(17,782)
	543,638	**543,638**	535,453	535,453

The basis for determining fair values is disclosed in note 4.

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, where applicable, are based on the Government yield curve at the reporting date plus an adequate credit spread, and were as follows:

	2008			2007		
Derivatives	**3.0%**	**-**	**8.0%**	4.0%	-	7.0%
Loans and borrowings	**3.0%**	**-**	**8.0%**	4.0%	-	8.0%
Leases	**4.0%**	**-**	**10.0%**	6.0%	-	10.0%

The Group has not identified other price risks that it considers it is material exposed to, other than those identified.

Capital management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital, which the Group defines as earnings before interest, tax and amortisation ("EBITA") divided by total closing net tangible assets plus interest bearing liabilities. The Board of Directors also monitors the level of dividends to ordinary shareholders.

The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The Group's EBITA return on funds employed for the year was 14.0% (2007: 17.3%).

Primarily for satisfying potential future obligations under its employee share plans the Group purchases its own shares on the market. The timing of these purchases depends on the number of shares that have been issued under either of its employee share plans. Buy and sell decisions are made on a specific transaction basis; the Group does not have a defined share buy-back plan.

There were no changes in the Group's approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

	Consolidated		**Company**	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
3 OTHER INCOME				
Net profit on sale of non current assets [1]	**9,476**	11,687	-	-
Ineffective portion of cash flow hedges	-	454	-	-
Bad debt recovered	-	591	-	-
Sundry income	**693**	1,303	-	-
Dividend received	-	-	**33,600**	7,500
	10,169	14,035	**33,600**	7,500

[1] Included in net profit on the sale of non current assets is the sale of rental equipment which occurs in the ordinary course of business.

	Note	Consolidated 2008 $'000	Consolidated 2007 $'000	Company 2008 $'000	Company 2007 $'000
8 INCOME TAX EXPENSE					
(a) Recognised in the income statement					
Current tax expense:					
Current year		**28,856**	15,038	**(264)**	(203)
Adjustments for prior years		**23**	10	**23**	10
		28,879	15,048	**(241)**	(193)
Deferred tax expenses:					
Origination and reversal of temporary differences		**5,997**	9,457	**-**	-
Reduction in tax rate		**(1,024)**	(640)	**-**	-
Adjustment for prior years		**(5,703)**	-	**-**	-
	11	**(730)**	8,817	**-**	-
Total income tax expense in income statement		**28,149**	23,865	**(241)**	(193)
(b) Deferred tax recognised directly in equity:					
Capital raising costs		**1,328**	(5,492)	**1,328**	(5,492)
Cashflow hedges		**(379)**	(355)	**-**	-
		949	(5,847)	**1,328**	(5,492)
(c) Numercial reconciliation between tax expense and pre tax net profit:					
Prima facie income tax expense/(benefit) calculated at 30% on net profit		**28,703**	23,988	**9,715**	1,352
Increase/(decrease) in income tax expense due to:					
Effect on tax rate in foreign jurisdictions		**(124)**	110	**-**	-
Discount on exchangeable notes		**-**	541	**-**	541
Share based payments		**145**	195	**101**	154
Reduction in tax rate		**(1,024)**	(640)	**-**	-
Sundry		**426**	(339)	**-**	-
Decrease in income tax expense due to:					
Dividend from subsidiary		**-**	-	**(10,080)**	(2,250)
Under/(over) provided in prior years		**23**	10	**23**	10
Income tax expense/(benefit)		**28,149**	23,865	**(241)**	(193)

10 CURRENT TAX ASSETS AND LIABILITIES

The current tax asset for the Group of $3,036,000 (2007: $2,932,000) and for the Company of Nil (2007: Nil) represents income taxes recoverable in respect of prior periods and that arise from payment of taxes in excess of the amount due to the relevant tax authority. The current tax liability for the Group of $24,289,000 (2007: $12,489,000) and for the Company of $24,231,000 (2007: $12,141,000) represent the amount of income taxes payable in respect of current and prior financial periods.

The Company liability includes the income tax payable by all members of the tax consolidated group in Australia.

11 DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	2008	2007	**2008**	2007	**2008**	2007
Consolidated	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Property, plant and equipment	**(474)**	(639)	**25,333**	20,999	**24,859**	20,360
Intangible assets	**-**	-	**90**	300	**90**	300
Receivables	**(3,926)**	(3,343)	**10**	122	**(3,916)**	(3,221)
Inventories	**(51)**	-	**13,650**	12,950	**13,599**	12,950
Payables	**(1,130)**	(1,039)	**-**	-	**(1,130)**	(1,039)
Derivatives	**(69)**	-	**107**	417	**38**	417
Interest-bearing loans and borrowings	**(3,908)**	(1,022)	**2,721**	1,403	**(1,187)**	381
Employee benefits	**(1,434)**	(1,221)	**-**	-	**(1,434)**	(1,221)
Equity - capital raising costs	**(4,164)**	(5,492)	**-**	-	**(4,164)**	(5,492)
Provisions	**(50)**	(254)	**-**	-	**(50)**	(254)
Other items	**(294)**	(255)	**-**	477	**(294)**	222
Tax losses carried forward	**(4,904)**	(2,682)	**-**	-	**(4,904)**	(2,682)
Tax (assets) / liabilities	**(20,404)**	(15,947)	**41,911**	36,668	**21,507**	20,721
Set off of tax	**16,920**	13,578	**(16,920)**	(13,578)	**-**	-
Net tax (assets) / liabilities	**(3,484)**	(2,369)	**24,991**	23,090	**21,507**	20,721

The Company						
Equity - capital raising costs	**(4,164)**	(5,492)	**-**	-	**(4,164)**	(5,492)
Net tax (assets) / liabilities	**(4,164)**	(5,492)	**-**	-	**(4,164)**	(5,492)

Movement in Temporary difference during the year

	Consolidated					Company			
	Balance 1 July 06	Acquired through business combination	Recognised in income	Recognised in equity	Balance 30 June 07	Balance 1 July 06	Recognised in income	Recognised in equity	Balance 30 June 07
Property, plant and equipment	13,112	216	7,032	-	20,360	-	-	-	-
Intangible assets	830	420	(950)	-	300	-	-	-	-
Receivables	(718)	-	(2,503)	-	(3,221)	-	-	-	-
Inventories	4,637	-	8,313	-	12,950	-	-	-	-
Payables	(532)	-	(507)	-	(1,039)	-	-	-	-
Derivatives	772	-	-	(355)	417	-	-	-	-
Interest-bearing loans and borrowings	(23)	-	404	-	381	-	-	-	-
Employee benefits	(872)	(5)	(344)	-	(1,221)	-	-	-	-
Equity - capital raising costs	-	-	-	(5,492)	(5,492)	-	-	(5,492)	(5,492)
Provisions	(229)	-	(25)	-	(254)	-	-	-	-
Other items	143	-	79	-	222	-	-	-	-
Tax losses carried forward	-	-	(2,682)	-	(2,682)	-	-	-	-
	17,120	631	8,817	(5,847)	20,721	-	-	(5,492)	(5,492)

	Balance 1 July 07	Acquired through business combination	Recognised in income	Recognised in equity	Balance 30 June 08	Balance 1 July 07	Recognised in income	Recognised in equity	Balance 30 June 08
Property, plant and equipment	20,360	38	4,461	-	24,859	-	-	-	-
Intangible assets	300	-	(210)	-	90	-	-	-	-
Receivables	(3,221)	-	(695)	-	(3,916)	-	-	-	-
Inventories	12,950	529	120	-	13,599	-	-	-	-
Payables	(1,039)	-	(91)	-	(1,130)	-	-	-	-
Derivatives	417	-	-	(379)	38	-	-	-	-
Interest-bearing loans and borrowings	381	-	(1,568)	-	(1,187)	-	-	-	-
Employee benefits	(1,221)	-	(213)	-	(1,434)	-	-	-	-
Equity - capital raising costs	(5,492)	-	-	1,328	(4,164)	(5,492)	-	1,328	(4,164)
Provisions	(254)	-	204	-	(50)	-	-	-	-
Other items	222	-	(516)	-	(294)	-	-	-	-
Tax losses carried forward	(2,682)	-	(2,222)	-	(4,904)	-	-	-	-
	20,721	567	(730)	949	21,507	(5,492)	-	1,328	(4,164)

12 DIVIDENDS

(i) Dividends recognised in the current year by the Group are:

In thousands of AUD	Cents per share	Total amount $	Franked/ unfranked	Date of payment
2008				
Final 2007 ordinary	2.5	15,781	Franked	28 September 2007
Interim 2008 ordinary	2.0	12,625	Franked	4 April 2008
Total amount		28,406		

Franked dividends declared or paid during the year were franked at the tax rate of 30%.

Subsequent to 30 June 2008

After the balance sheet date the following dividends were proposed by the directors. The dividends have not been provided. The declaration and subsequent payment of dividends has no income tax consequences.

	Cents per share	Total amount $	Franked/ unfranked	Date of payment
2008				
Final 2008 ordinary	2.5	15,781	Franked	30 September 2008
Total amount		15,781		

The financial effect of these dividends has not been brought to account in the financial statements for the financial year ended 30 June 2008 and will be recognised in subsequent financial reports.

Dividends recognised in the prior year by the Group are:

	Cents per share	Total amount $	Franked/ unfranked	Date of payment
2007				
Interim 2007 ordinary	1.0	6,312	Franked	21 March 2007
Total amount		6,312		

(ii) Franking account

	The Company	
	2008	2007
	$'000	$'000
Dividend franking account		
30% franking credits available to shareholders of Emeco Holdings Limited for subsequent financial years	**39,181**	16,708

12 DIVIDENDS (CONTINUED)

(ii) Franking account

The above available amounts are based on the balance of the dividend franking account at year-end adjusted for:

(a) franking credits that will arise from the payment of current tax liabilities and recovery of current tax receivables;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the year end;

(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at the year-end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $6,763,000 (2007: $6,763,000). In accordance with the tax consolidation legislation, the Company as the head entity in the tax-consolidated group has also assumed the benefit of $39,181,000 (2007: $16,708,000) franking credits.

13 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. The primary format business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest earnings assets and revenue, interest-bearing loans, borrowings, and expenses, and corporate assets.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Business Segments

The Group comprises the following main business segments, based on the Group's management reporting system:

Rental	Provides a wide range of earthmoving equipment to customers.
Sales	Sells a wide range of earthmoving equipment to customers in the civil construction and mining industries.
Parts	Procuring and supplying global sourced used and reconditioned parts to external customers and internally to the rental and sales division.
Maintenance	Maintenance, repair and refurbishment of customer plant and equipment.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The Group's business segments operate geographically as follows:

Australia	Rental, sales, parts and maintenance divisions throughout Australia
Asia	Rental division in Indonesia
North America	Rental, sales and parts divisions throughout North America
Europe	Rental and sales division in Netherlands

13 SEGMENT REPORTING (CONTINUED)

Business segments	Rental		Sales		Parts		Maintenance		Other		Eliminations		Consolidated	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
External revenues	368,934	318,908	210,589	190,984	34,949	38,990	3,385	5,520	-	-	-	-	617,857	554,402
Inter segment revenue	1,235	-	33,796	11,227	7,414	4,102	-	51	-	-	(42,445)	(15,380)	-	-
Total segment revenue	370,169	318,908	244,385	202,211	42,363	43,092	3,385	5,571	-	-	(42,445)	(15,380)	617,857	554,402
Unallocated revenue													-	-
Total revenue													617,857	554,402
Segment result	106,613	112,401	8,593	7,865	3,713	4,098	304	(711)	-	-	-	-	119,223	123,653
Unallocated revenues and expenses													-	-
Net financing expense													(23,545)	(43,694)
Profit before income tax													95,678	79,959
Income tax benefit/ (expense)													(28,149)	(23,865)
Net profit													67,529	56,094
Depreciation and amortisation	91,757	80,324	1,878	1,066	438	356	157	536	-	-	-	-	94,230	82,282
Segment Assets	900,420	843,833	156,329	149,586	72,207	40,613	14,712	2,374	-	-	-	-	1,143,668	1,036,406
Unallocated corporate assets													23,334	52,677
Consolidated total assets													1,167,002	1,089,083
Segment Liabilities	16,063	14,995	12,891	12,511	1,772	1,330	-	-	-	-	-	-	30,726	28,836
Unallocated corporate liabilities													434,540	387,368
Consolidated total liabilities													465,266	416,204
Capital expenditure	197,116	236,297	6,884	6,507	4,231	343	60	57	-	-	-	-	208,291	243,204

Geographical segments	Australia		Asia		North America		Europe		Consolidated	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment Revenue	459,524	418,931	23,837	27,445	94,917	85,042	39,579	22,984	617,857	554,402
Segment Assets	820,010	822,908	90,937	72,639	219,394	139,199	36,661	54,337	1,167,002	1,089,083
Capital expenditure	113,125	145,763	29,779	20,990	58,162	69,335	7,225	7,116	208,291	243,204

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
14 CASH ASSETS				
Cash at bank	**16,804**	27,740	**4**	4
15 TRADE AND OTHER RECEIVABLES				
Current				
Trade receivables	**101,412**	82,738	**-**	-
Less: Impairment of receivables	**(5,378)**	(1,598)	**-**	-
	96,034	81,140	**-**	-
Receivables from subsidiaries - tax balances	**-**	-	**35,623**	45,819
Other receivables	**7,178**	7,563	**-**	-
	103,212	88,703	**35,623**	45,819
Non-Current				
Other receivables	**215**	762	**-**	-
Fair value derivatives	**361**	2,907	**-**	-
Loans to controlled entities	**-**	-	**511,706**	507,412
	576	3,669	**511,706**	507,412

Intercompany loans

The Group does not charge interest on loans established within the Australian group. Interest is charged on intercompany cross boarder loans at arms length interest rates. Loans are repayable at call but are not expected to be repaid within 12 months.

	Consolidated		The Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
16 PREPAYMENTS				
Tyre prepayments	**4,644**	5,274	**-**	-
Other prepayments	**2,367**	3,572	**-**	-
	7,011	8,846	**-**	-
17 INVENTORIES				
Equipment and parts - at cost	**145,446**	142,075	**-**	-
Work in progress - at cost	**5,620**	1,935	**-**	-
Consumables, spare parts - at cost	**36,262**	43,121	**-**	-
	187,328	187,131	**-**	-

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
13 INTANGIBLE ASSETS				
Goodwill				
Carrying amount at the beginning of the year	**221,927**	211,852	-	-
Acquisition through business combination	**3,868**	13,290	-	-
Effects of movement in foreign exchange	**(2,910)**	(3,215)	-	-
	222,885	221,927	-	-
Contract intangibles - at cost	**712**	22,390	-	-
Less: Accumulated amortisation	**(623)**	(21,390)	-	-
	89	1,000	-	-
Other intangibles - at cost	**1,388**	968	-	-
Less: Accumulated depreciation	**(801)**	(505)	-	-
	587	463	-	-
Total intangible assets	**223,561**	223,390	-	-
Movement in contract intangibles				
Carrying amount at the beginning of the year	**1,000**	2,766	-	-
Acquisition through business combination	**-**	1,513	-	-
Less : Accumulated amortisation	**(911)**	(3,279)	-	-
	89	1,000	-	-

Amortisation charge

The amortisation charge is recognised in the following line item in the income statement:

	Consolidated		The Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Amortisation expense	**1,117**	3,422	-	-

18 INTANGIBLE ASSETS (CONTINUED)

Impairment tests for cash generating units contained goodwill

For the purpose of impairment testing, goodwill is allocated to the Group's geographical operating divisions which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Australian rental	**168,591**	168,029	-	-
North American rental	**7,445**	8,136	-	-
Asian rental	**17,129**	19,538	-	-
Total rental	**193,165**	195,703	-	-
Australian sales	**16,376**	16,376	-	-
European sales	**6,323**	6,119	-	-
Australian parts	**3,729**	3,729	-	-
North American parts	**3,292**	-	-	-
	222,885	221,927	-	-

The methodology for determining recoverable amount of cash generating units is based on fair value less cost of sale (2007 methodology: value in use). The change in methodology is due to management's assessment that this is a more accurate methodology to measure the Group's assets, and uses the same principals that the Group uses for valuing potential business acquisitions. The calculation is based on discounted cash flow for five years plus a terminal value. The terminal value is cross referenced to recent transactions of similar assets. Post tax discount rates have been determined using 10 year bond rates plus an appropriate margin for each functional currency's cash generating unit.

	Note	Consolidated		The Company	
		2008	2007	**2008**	2007
		$'000	$'000	**$'000**	$'000
19 INVESTMENTS					
Investments in subsidiaries	29	-	-	**162,729**	15[illegible],859

The Company's investment in subsidiaries represent its investment in Emeco (UK) Limited.

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
20 PROPERTY, PLANT AND EQUIPMENT				
Freehold Land and Buildings - at cost	**23,171**	8,989	-	-
Less: Accumulated depreciation	**(706)**	(388)	-	-
	22,465	8,601	-	-
Leasehold Improvements at cost	**4,551**	3,198	-	-
Less: Accumulated depreciation	**(1,180)**	(736)	-	-
	3,371	2,462	-	-
Plant and Equipment - at cost	**745,948**	649,103	-	-
Capital work in progress	**6,116**	-	-	-
Less : Accumulated depreciation	**(185,420)**	(141,553)	-	-
	566,644	507,550	-	-
Leased Plant and Equipment - at capitalised cost	**19,523**	17,159	-	-
Less : Accumulated depreciation	**(1,980)**	(4,500)	-	-
	17,543	12,659	-	-
Furniture, Fixtures and Fittings - at cost	**1,915**	1,533	-	-
Less : Accumulated depreciation	**(624)**	(425)	-	-
	1,291	1,108	-	-
Office Equipment - at cost	**2,808**	2,565	-	-
Less : Accumulated depreciation	**(1,639)**	(1,260)	-	-
	1,169	1,305	-	-
Motor Vehicles - at cost	**5,970**	9,440	-	-
Less : Accumulated depreciation	**(1,823)**	(3,080)	-	-
	4,147	6,360	-	-
Sundry Plant - at cost	**9,041**	6,576	-	-
Less : Accumulated depreciation	**(3,681)**	(2,318)	-	-
	5,360	4,258	-	-
Total Property, Plant and Equipment - at net book value	**621,990**	544,303	-	-

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000

Reconciliations

Reconciliations of the carrying amounts for each class of property,

Freehold Land and Buildings				
Carrying amount at the beginning of the year	**8,601**	8,569	-	-
Additions	**15,207**	1,657	-	-
Acquisition through entity acquired	-	40	-	-
Disposal	**(569)**	(1,171)	-	-
Depreciation	**(378)**	(227)	-	-
Effects of movements in foreign exchange	**(396)**	(267)	-	-
Carrying amount at the end of the year	**22,465**	8,601	-	-
Leasehold Improvements				
Carrying amount at the beginning of the year	**2,462**	2,151	-	-
Additions	**1,075**	625	-	-
Acquisition through entity acquired	**323**	-	-	-
Disposals	-	(3)	-	-
Depreciation	**(489)**	(311)	-	-
Carrying amount at the end of the year	**3,371**	2,462	-	-
Plant and Equipment				
Carrying amount at the beginning of the year	**507,550**	402,933	-	-
Additions	**175,391**	194,803	-	-
Capital work in progress	**6,116**	-	-	-
Transfer from leased plant and equipment	**9,672**	2,926	-	-
Acquisition through entity acquired	**110**	29,168	-	-
Disposals	**(30,366)**	(34,137)	-	-
Depreciation	**(86,961)**	(72,827)	-	-
Effects of movements in foreign exchange	**(14,868)**	(15,316)	-	-
Carrying amount at the end of the year	**566,644**	507,550	-	-
Furniture, Fixtures and Fittings				
Carrying amount at the beginning of the year	**1,108**	731	-	-
Additions	**176**	509	-	-
Acquisition through entity acquired	**177**	29	-	-
Disposals	**(6)**	-	-	-
Depreciation	**(164)**	(161)	-	-
Effects of movement in foreign exchange	-	-	-	-
Carrying amount at the end of the year	**1,291**	1,108	-	-
Office Equipment				
Carrying amount at the beginning of the year	**1,305**	711	-	-
Additions	**605**	923	-	-
Acquisition through entity acquired	-	92	-	-
Disposals	**(140)**	(6)	-	-
Depreciation	**(601)**	(415)	-	-
Effects of movement in foreign exchange	-	-	-	-
Carrying amount at the end of the year	**1,169**	1,305	-	-

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000

20 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Reconciliations (continued)

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Motor Vehicles				
Carrying amount at the beginning of the year	**6,360**	4,193	-	-
Additions	**2,638**	3,641	-	-
Acquisition through entity acquired	**59**	393	-	-
Disposals	**(3,180)**	(266)	-	-
Depreciation	**(1,661)**	(1,544)	-	-
Effects of movement in foreign exchange	**(69)**	(57)	-	-
Carrying amount at the end of the year	**4,147**	6,360	-	-
Sundry Plant				
Carrying amount at the beginning of the year	**4,258**	3,211	-	-
Additions	**2,813**	2,120	-	-
Acquisition through entity acquired	**-**	53	-	-
Disposals	**(17)**	(11)	-	-
Depreciation	**(1,655)**	(1,101)	-	-
Effects of movement in foreign exchange	**(39)**	(14)	-	-
Carrying amount at the end of the year	**5,360**	4,258	-	-
Leased Plant and Equipment				
Carrying amount at the beginning of the year	**12,659**	20,454	-	-
Additions	**17,208**	-	-	-
Transfer to owned plant and equipment	**(9,672)**	(2,926)	-	-
Depreciation	**(1,204)**	(2,274)	-	-
Effects of movements in foreign exchange	**(1,448)**	(2,595)	-	-
Carrying amount at the end of the year	**17,543**	12,659	-	-

Security

The Group's assets are subject to a fixed and floating charge under the terms of the syndicated debt facility.

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000

21 TRADE AND OTHER PAYABLES

Trade creditors	**18,660**	22,404	-	-
Other creditors and accruals	**27,512**	21,217	-	-
Payable to subsidiaries - tax balances	**-**	-	**3,695**	17,782
	46,172	43,621	**3,695**	17,782

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
22 INTEREST BEARING LIABILITY				
Current				
Working capital facility	**-**	1,500	**-**	-
Lease liabilities - secured	**6,557**	5,021	**-**	-
	6,557	6,521	**-**	-
Non-Current				
Bank loans - secured	**347,275**	323,731	**-**	-
Lease liabilities - secured	**11,408**	3,236	**-**	-
Debt raising costs	**(617)**	(644)	**-**	-
	358,066	326,323	**-**	-

Bank loans

Under the terms of the Group's syndicated facility the banks hold a fixed and floating charge over the assets and undertakings of the Group. The facility has an expiration date of 21 July 2009. Each entity of the consolidated group is a guarantor. The syndicated facility allows for funds to be drawn in Australian, United States, Canadian and Euro dollars. At year end the Group had drawn A$110.2M, US$86.6M (A$89.7M), C$114.8M (A$118.1M) and €17.8M (A$29.2M) (2007: A$120.2M, US$67.5M (A$79.8M), C$95.5M (A$106.5M) and €10.8M (A$17.2M)).

Subsequent to year end the Group refinanced its syndicated senior debt facility. The facility is a 3 year revolving senior secured debt facility with a limit of $595.0M. The new facility has a commencement date of 2 September 2008.

Working capital facility

The working capital facility is secured under the syndicated facility mentioned above, and has a limit of $25.0M (2007: $25.0M).

Subsequent to year end the working capital facility was renegotiated as part of the refinance of the syndicated debt facility, and is secured under the new facility with a limit of $35.0M.

Lease Liabilities

Under the terms of the syndicated facility the Group is allowed to utilise finance lease facilities totalling $40.0M (2007: $40.0M). At year end the Group has been granted a US$35.0M (2007: US$15.0M) finance facility and has provided a Letter of Comfort to guarantee the terms and conditions of the finance facilities. Assets leased under the facility are secured by the facility.

Finance lease liabilities

Finance lease liabilities of the Group are payable as follows:

	Consolidated					
In thousands of AUD	**Future minimum lease payments 2008**	**Interest 2008**	**Present value of minimum lease payments 2008**	Future minimum lease payments 2007	Interest 2007	Present value of minimum lease payments 2007
Less than one year	**7,471**	**(914)**	**6,557**	5,433	(412)	5,021
Between one and five years	**12,010**	**(602)**	**11,408**	3,389	(153)	3,236
More than five years	**-**	**-**	**-**	-	-	-
	19,481	**(1,516)**	**17,965**	8,822	(565)	8,257

The Group leases plant and equipment under finance leases. The Group's lease liabilities are secured by the leased assets of $17,543,000 (2007: $12,659,000). In the event of default, the leased assets revert to the lessor.

	Consolidated		The Company	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000

23 FINANCING ARRANGEMENTS

The Group has the ability to access the following lines of credit:				
Total facilities available:				
Bank loans	**490,000**	490,000	-	-
Finance leases	**36,258**	17,724	-	-
Working capital	**25,000**	25,000	-	-
	551,258	532,724	-	-
Facilities utilised at reporting date:				
Bank loans	**347,275**	323,731	-	-
Finance leases	**17,965**	8,257	-	-
Working capital	**-**	1,500	-	-
	365,240	333,488	-	-
Facilities not utilised or established at reporting date:				
Bank loans	**142,725**	166,269	-	-
Finance leases	**18,293**	9,467	-	-
Working capital	**25,000**	23,500	-	-
	186,018	199,236	-	-

24 PROVISIONS

Current				
Employee benefits:				
- annual leave	**4,087**	3,319	-	-
- long service leave	**422**	317	-	-
	4,509	3,636	-	-
Non-Current				
Employee benefits - long service leave	**682**	524	-	-

Defined contribution superannuation funds

The Group makes contributions to defined contribution superannuation funds. The amount recognised as expense was $3,099,000 (2007: $2,574,000).

	Note	Consolidated 2008 $'000	Consolidated 2007 $'000	Company 2008 $'000	Company 2007 $'000

25 SHARE CAPITAL AND CONTRIBUTED EQUITY

	Note	Consolidated 2008 $'000	Consolidated 2007 $'000	Company 2008 $'000	Company 2007 $'000
Share capital					
631,237,586 (2007: 631,237,586) ordinary shares, fully paid and unpaid		**684,882**	685,165	**684,882**	685,165
Acquisition reserve	29(c)(v)	**(75,887)**	(75,887)	**-**	-
		608,995	609,278	**684,882**	685,165

	Note	Ordinary Shares 2008	Ordinary Shares 2007
On issue at 1 July		**631,237,586**	53,149,894
Issued as part of business combinations (pre IPO)	29(c)(iii)	-	333,333
Conversion of preferred ordinary shares (pre IPO)		-	113,251,248
Conversion of management performance shares		-	18,000,000
2:1 split of ordinary shares on issue (pre IPO)		-	184,734,475
Conversion of Emeco Limited exchangable notes to ordinary shares		-	37,952,218
IPO gift offer		-	140,442
Ordinary shares issued through IPO		-	223,675,976
On issue at 30 June - fully paid		**631,237,586**	631,237,586

Share options

On 4 August 2006 the Company issued 6,400,000 options over ordinary shares under an Employee Incentive Plan. These options had a fair value at grant date of $1.2M and will be recognised over the vesting period of the options.

Terms and conditions

Ordinary shares

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company, the ordinary shareholder ranks after all other creditors are fully entitled to any proceeds of liquidation.

23 SHARE CAPITAL AND [illegible] EQUITY (CONTINUED)

Reconciliation of movement in capital and reserves attributable to equity holders of the parent

Consolidated $'000	Issued capital	Share based payment reserve	Hedging reserve	Foreign currency translation reserve	Reserve for own share	Retained earnings	Total	Minority interest	2007 Total equity
Balance at 1 July 2006	173,928	150	1,195	-	-	20,732	196,005	40,264	236,269
Total recognised income and expense	-	-	(280)	(7,582)	-	54,773	46,911	436 [1]	47,347
Dividend paid during the year	-	-	-	-	-	(6,260)	(6,260)	-	(6,260)
Transfer from translation reserve	-	-	-	(353)	-	353	-	-	-
Shares issued (net of expenses)	439,128	-	-	-	-	-	439,128	854	439,982
Share based payments	-	873	-	-	-	-	873	-	873
Conversion of exchange-able notes	72,109	-	-	-	-	-	72,109	-	72,109
Acquisition of minority interest (see note: 29(c)(v))	-	-	-	-	-	-	-	(41,554)	(41,554)
Acquisition reserve (see note: 29(c)(v))	(75,887)	-	-	-	-	-	(75,887)	-	(75,887)
Balance at 30 June 2007	609,278	1,023	915	(7,935)	-	69,598	672,879	-	672,879

[1] Included in the total recognised income and expense of the minority interest are differences on transactions of foreign operations of ($885,000).

Consolidated $'000	**Issued capital**	**Share based payment reserve**	**Hedging reserve**	**Foreign currency translation reserve**	**Reserve for own share**	**Retained earnings**	**Total**	**Minority interest**	**2008 Total equity**
Balance at 1 July 2007	**609,278**	**1,023**	**915**	**(7,935)**	-	**69,598**	**672,879**	-	**672,879**
Total recognised income and expense	-	-	**(825)**	**(8,836)**	-	**67,529**	**57,868**	-	**57,868**
Dividend paid during the year	-	-	-	-	-	**(28,194)**	**(28,194)**	-	**(28,194)**
Shares issued (net of expenses)*	**(283)**	-	-	-	-	-	**(283)**	-	**(283)**
Share based payments	-	**451**	-	-	-	-	**451**	-	**451**
Own shares acquired by employee share plan trust	-	-	-	-	**(985)**	-	**(985)**	-	**(985)**
Balance at 30 June 2008	**608,995**	**1,474**	**90**	**(16,771)**	**(985)**	**108,933**	**701,736**	-	**701,736**

* Costs incurred as a result of the Company's Initial Public Offering settled during 2008.

25 SHARE CAPITAL AND CONTRIBUTED EQUITY (CONTINUED)

Reconciliation of movement in capital and reserves attributable to equity holders of the parent (continued)

Company **$'000**	**Issued capital**	**Share based payment reserve**	**Reserve of own shares**	**Retained earnings**	**2007 Total equity**
Balance at 1 July 2006	173,928	150	-	(1,965)	172,113
Total recognised income and expense	-	-	-	4,700	4,700
Dividend paid	-	-	-	(6,260)	(6,260)
Share based payments	-	873	-	-	873
Conversion of exchangeable notes	72,109	-	-	-	72,109
Shares issued (net of costs)	439,128	-	-	-	439,128
Balance at 30 June 2007	685,165	1,023	-	(3,525)	682,663

Company **$'000**	**Issued capital**	**Share based payment reserve**	**Reserve of own shares**	**Retained earnings**	**2008 Total equity**
Balance at 1 July 2007	**685,165**	**1,023**	**-**	**(3,525)**	**682,663**
Total recognised income and expense	**-**	**-**	**-**	**32,648**	**32,648**
Dividend paid	**-**	**-**	**-**	**(28,194)**	**(28,194)**
Share based payments	**-**	**451**	**-**	**-**	**451**
Shares issued (net of costs)*	**(283)**	**-**	**-**	**-**	**(283)**
Own shares acquired by employee share plan trust	**-**	**-**	**(985)**	**-**	**(985)**
Balance at 30 June 2008	**684,882**	**1,474**	**(985)**	**929**	**686,300**

* Cost incurred as a result of the Company's Initial Public Offering settled during 2008.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Share based payment reserve

The share based payment reserve comprises the expenses incurred from the issue of the Company's securities under its employee share/option plans (refer note 3(j)(v)).

26 COMMITMENTS

(a) Operating Lease Commitments

	Consolidated 2008 $'000	Consolidated 2007 $'000	Company 2008 $'000	Company 2007 $'000
Future non-cancellable operating leases not provided for in the financial statements and payable:				
Within one year	**6,208**	4,370	-	-
One year or later but not later than five years	**11,736**	7,305	-	-
Later than five years	**924**	2,345	-	-
	18,868	14,020	-	-

The Group leases the majority of their operating premises. The terms of the tenure are negotiated in conjunction with the Group's in-house and external advisors and is dependent upon market forces.

During the financial year the Group recognised an expense in the income statement in respect to operating leases of $11,642,000 (2007: $8,268,000).

Under the terms of the Group's syndicated loan facility the Group is allowed to enter into operating leases up to $20,000,000 (2007: $20,000,000).

(b) Capital Commitments

The Group has entered into commitments with certain suppliers for purchases of fixed assets, primarily rental fleet assets, in the amount of $49,108,000 (2007: $43,632,000) payable within one year.

27 CONTINGENT LIABILITIES

Details of contingent liabilities where the probability of future payments/receipts is not considered remote as set out below, as well as details of contingent liabilities, which although considered remote, the directors consider should be disclosed.

Guarantees

The Group has guaranteed the repayments of $381,250 (2007: $317,000) with varying expiry dates out to 30 June 2013.

20 [illegible]

(i) Reconciliation of Cash

For the purposes of the statements of cash flow, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:-

	Note	Consolidated 2008 $'000	Consolidated 2007 $'000	Company 2008 $'000	Company 2007 $'000
Cash assets	14	**16,804**	27,740	**4**	4

(ii) Reconciliation of net profit to net cash provided by operating activities

	Consolidated 2008 $'000	Consolidated 2007 $'000	Company 2008 $'000	Company 2007 $'000
Net profit	**67,529**	56,094	**32,648**	4,700
Add/(less) items classified as investing/financing activities:				
Net profit on sale of non-current assets	**(9,476)**	(11,687)	-	-
Add/(less) non-cash items:				
Amortisation	**1,117**	3,422	-	-
Depreciation	**93,113**	78,860	-	-
Amortisation of borrowing costs	**295**	17,522	-	-
Discount on issue of shares	-	1,802	-	1,802
Unrealised foreign exchange (gain)/loss	**502**	394	-	-
Stock write downs	**8,294**	4,951	-	-
Equity settled share based payments	**451**	873	**335**	648
(Decrease)/increase in income taxes payable	**13,571**	8,735	**6,871**	9,427
(Decrease)/increase in deferred taxes	**(1,105)**	8,817	-	-
Net cash provided by operating activities before change in assets liabilities adjusted for assets and liabilities acquired	**174,291**	169,783	**39,854**	16,577
(Increase)/decrease in trade and other receivables	**(14,591)**	(19,275)	**(5,166)**	(12,770)
(Increase)/decrease in inventories	**(2,197)**	(67,999)	-	-
Increase/(decrease) in payables	**(4,943)**	824	**(14,086)**	(2,426)
Increase/(decrease) in provisions	**1,031**	868	-	-
Net cash provided by operating activities	**153,591**	84,201	**20,602**	1,381

(iii) Non-cash investing and financing activities

- During the year there were $17.2M acquisitions of plant and equipment by means of finance lease (2007: Nil). Finance lease acquisitions are not reflected in the cash flow statements.
- During the prior year the Company acquired control of Bevan's. Part of the consideration was $1.0M of the Company shares which is not reflected in the statement of cash flow.
- During the prior year, as a result of the Company's initial public offering exchangeable notes with a face value of $70.3M were exchanged for $72.1M of shares in the Company. This is not reflected in the comparative statement of cash flow.

28 CONTROLLED ENTITIES

(a) Particulars in Relation to Controlled Entities

	Note	Country of Incorporation	Ownership Interest 2008 %	Ownership Interest 2007 %
Parent entity				
Emeco Holdings Limited				
Controlled entities				
Emeco Pty Limited		Australia	100	100
Emeco International Pty Limited		Australia	100	100
Emeco Sales Pty Ltd		Australia	100	100
Emeco Parts Pty Ltd		Australia	100	100
Emeco (UK) Limited	(i)	United Kingdom	100	100
Emeco Equipment (USA) LLC	(ii)	United States	100	100
Wildcat Tractor Company LLC	(iii)	United States	100	0
Emeco International Mauritius	(iv)	Mauritius	0	100
Emeco Global	(iv)	Mauritius	0	100
PT Prima Traktor IndoNusa (PTI)	(v)	Indonesia	100	100
Emeco International Europe BV	(vi)	Netherlands	100	100
Emeco Europe BV	(vi)	Netherlands	100	100
Euro Machinery BV	(vii)	Netherlands	100	100
Emeco Canada Ltd	(viii)	Canada	100	100

Notes

(i) Emeco (UK) Limited was incorporated in and carries on business in the United Kingdom. Emeco (UK) Limited is the parent entity of Emeco Equipment (USA) LLC, Emeco International Mauritius, Emeco Global, Pt Prima Traktor IndoNusa ("PTI"), Emeco International Europe BV and Emeco Canada Limited. Emeco (UK) Limited was acquired as a subsidiary on 4 August 2006 as a result of the Company's initial public offering. Prior to this Emeco (UK) Limited was a special purpose entity and was reflected as a minority interest within the Group's results.

(ii) Emeco Equipment (USA) LLC was incorporated in and carries on business in the United States.

(iii) Wildcat Tractor Company LLC was acquired by Emeco Equipment (USA) LLC on 4 January 2008 and is incorporated in and carries on business in the United States.

(iv) Emeco International Mauritius ("Mauritius") and Emeco Global ("Global") were incorporated in Mauritius and carry on business in the United Kingdom. At 30 June 2007 Mauritius and Global transferred at cost their total shares held in PTI of 5,149 and 1 shares to Emeco (UK) Limited and Emeco Europe BV respectively. Mauritius and Global were wound up during the year.

(v) PT Prima Traktor IndoNusa was incorporated in and carries on business in Indonesia.

(vi) Emeco International Europe BV and Emeco Europe BV were incorporated in and carries on business in the Netherlands. Emeco International Europe BV is the parent entity of Emeco Europe BV, and Euro Machinery BV.

(vii) Euro Machinery BV was acquired on 4 January 2007 and carries on business in the Netherlands.

(viii) Emeco Canada Ltd was incorporated and carries on business in Canada. On 2 August 2005 Emeco Canada Ltd acquired River Valley Equipment Company Ltd, which operates within Emeco Canada Ltd.

28 CONTROLLED ENTITIES (CONTINUED)

(b) Acquisition of entities in the current year

On 4 January 2008, Emeco Equipment (USA) LLC, a subsidiary of the Company acquired the business of Wildcat Tractor Company Inc, a parts business based in London, Kentucky USA. The consideration paid was US$4,500,000 (A$5,111,000). Subsequent to acquisition the business changed its name to Wildcat Tractor Company LLC. From the date of acquisition to 30 June 2008 the subsidiary contributed a net profit after tax of $526,000.

$'000	Recognised value	Fair value adjustment	Carrying amounts
Cash and cash equivalents	274	-	274
Property, plant and equipment	669	-	669
Inventories	2,978	1,435	1,543
Trade and other receivables	919	-	919
Interest bearing loans and borrowings	(2,317)	-	(2,317)
Trade and other creditors	(83)	-	(83)
Deferred tax liability	(567)	(529)	(38)
Net identifiable assets and liabilities	1,873	906	967
Goodwill on acquisition	3,238		
Total consideration	5,111		
Consideration paid, satisfied in cash (cash outflow)	5,111		
Cash (acquired)	(274)		
Net cash outflow	4,837		

(c) Acquisition of entities in the prior year

(i) On 28 June 2007, Emeco International Pty Ltd, a subsidiary of the Company acquired the business of JK Mining, an independent contract mining business based in Queensland for a consideration of $12,983,000 cash. Upon acquisition the business was merged into the existing Queensland rental division of Emeco, and commenced generating revenue in July 2007.

Effect of acquisitions

The acquisition had the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date

$'000	Recognised value
Property, plant and equipment	8,441
Inventories	559
Deferred tax asset	5
Provisions	(17)
Net identifiable assets and liabilities	8,988
Goodwill on acquisition	3,995
Consideration paid, satisfied in cash	12,983

(1) As the acquisition of JK Mining by Emeco was the acquisition of a business and not a company, the recognised values represent their fair values. The carrying amounts in the JK Mining business are not available to the Group.

(c) Acquisition of entities in the prior year (continued)

(ii) On 4 January 2007, Emeco International Europe BV, a subsidiary of the Company acquired Euro Machinery BV and Euro Rental BV, independent earthmoving equipment rental and sales Companies based in Hardenberg, Netherlands. Consideration comprised of a cash component of €4.4M (A$7.3M), and the equivalent of €2.0M (A$3.3M) of the Company's shares acquired on market on behalf of the vendors nominee. At acquisition all assets and liabilities of Euro Rental BV were transferred to Euro Machinery BV. Euro Rental BV is in the process of being liquidated. From the date of acquisition to 30 June 2007 the subsidiary contributed a net profit after tax of $201,000 for the period.

Effect of acquisitions

The acquisition had the following effect on the Group's assets and liabilities.

Acquiree's net assets at the acquisition date

$'000	Recognised value	Fair value adjustment	Carrying amounts
Cash and cash equivalents	7	-	7
Property, plant and equipment	1,163	-	1,163
Inventories	11,043	-	11,043
Trade and other receivables	2,371	-	2,371
Interest bearing loans and borrowings	(5,973)	-	(5,973)
Trade and other creditors	(3,429)	-	(3,429)
Provisions	(164)	-	(164)
Deferred tax liability	(216)	-	(216)
Net identifiable assets and liabilities	4,802	-	4,802
Goodwill on acquisition	5,848		
Total consideration [1]	10,650		
Consideration paid, satisfied in cash (cash outflow)	7,322 [1]		
Consideration paid, satisfied in shares in the Company (cash outflow)	3,328		
Cash (acquired)	(7)		
Net cash outflow	10,643		

[1] Total cash consideration paid is subject to an earn out agreement. Under the terms of the agreement the seller will be entitled to scaled payments upon reaching certain performance hurdles. The value of these contingent payments have not been reflected in the total consideration paid.

(c) Acquisition of entities in the prior year (continued)

(iii) On 5 July 2006, Emeco International Pty Ltd, a subsidiary of the Company acquired the Bevan's business, an independent earthmoving equipment rental and sales business based in Orange, New South Wales for consideration comprised of a cash component of $8.7M, and an issue to the vendor of 666,666 shares (on a post split basis) in the Company. Upon acquisition the Bevan's business was merged into the New South Wales division of Emeco International Pty Ltd.

Effect of acquisitions

The acquisition had the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date

$'000	**Recognised value [1]**
Property, plant and equipment	6,699
Inventories	528
Deferred tax asset	18
Contract intangibles	1,400
Provisions	(61)
Deferred tax liability	(420)
Net identifiable assets and liabilities	8,164
Goodwill on acquisition	1,810
Total consideration	9,974
Consideration paid, satisfied in cash (cash outflow)	8,974
Consideration paid, satisfied in shares in the Company	1,000
Total consideration	9,974

Contract intangibles were recognised in the business combination at the date of acquisition.

[1] As the acquisition of Bevans by Emeco International Pty Limited was the acquisition of a business and not a company, the recognised values represent their fair values. The carrying amounts in the Bevans business were not available to the Group.

(iv) On 10 July 2006, Emeco Equipment (USA) LLC ("Emeco USA"), a subsidiary of the Company, acquired a package of machines and business from TSM North America Inc. ("TSM") for a consideration of $15,189,000. Included in the acquisition were machines with a fair value of $13,473,000, goodwill of $1,637,000, contract intangibles of $113,000 and a deferred tax liability of $34,000. These machines joined Emeco USA existing fleet within its rental segment.

The contribution of an acquired business on the Group's performance has not been separately disclosed given it has been merged into an existing business of Emeco and the results can not be separately determined.

(v) Following completion of the Company's initial public offering on 4 August 2006 the Company acquired all the shares in Emeco (UK) Limited, an entity which had previously been consolidated into the Company's financial statements as a minority interest. Consideration paid for Emeco (UK) Limited was $117.4M. Subsequent to the acquisition, the profits of Emeco (UK) Limited and its subsidiaries have been attributed to the equity holders of the parent. Prior to this, Emeco (UK) Limited consolidated results had been recognised as a minority interest for the period 1 July 2006 to 4 August 2006.

In accordance with AASB 127: Consolidated and Separate Financial Statements, the economic entity method has been adopted for recording the acquisition of Emeco (UK) Limited. Under this method the differences between the consideration paid and the net assets acquired is recognised as an acquisition reserve in equity.

Effect of acquisitions

The acquisition had the following effect on the Group's assets and liabilities.

Acquiree's net assets at the acquisition date

$'000	Note	Recognised value	Fair value adjustment [2]	Carrying amounts [1]
Cash and cash equivalents		5,388	-	5,388
Property, plant and equipment		171,715	-	171,715
Inventories		25,111	-	25,111
Trade and other receivables		34,267	-	34,267
Current tax asset		2,692	-	2,692
Intangibles		29,997	-	29,997
Interest-bearing loans and borrowings		(191,130)	-	(191,130)
Trade and other payables		(25,949)	-	(25,949)
Deferred tax liability		(10,412)	-	(10,412)
Provisions		(125)	-	(125)
Net identifiable assets and liabilities		41,554	-	41,554
Acquisition reserve	25	75,887		
Consideration paid, satisfied in cash		117,441		

[1] The carrying amount of net identifiable assets and liabilities was the amount that Emeco (UK) Limited and its subsidiaries were recognised in the Group as a minority interest at acquisition.

[2] No fair value adjustments given the assets and liabilities had been previously consolidated by the Group.

30 KEY MANAGEMENT PERSONNEL DISCLOSURE

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Non-executive directors

A N Brennan (Chairperson)
P B Johnston
P J McCullagh
G J Minton
J S H Fitton (resigned 17 August 2007)

Executives directors

L C Freedman (Managing Director)
R L C Adair (formerly Chief Financial Officer. Appointed Executive Director Corporate Strategy and Business Development 1 November 2007)

Executives

M A Turner (General Manager Global Procurement)
M Bourke (President, Emeco Canada Ltd)
A Carr (General Manager Emeco Parts, Maintenance & Plant)
C Moseley (President Emeco USA)
G Graham (Managing Director Europe, appointed 12 August 2007)
D O Tilbrook (Executive General Manager Western Region Rental)
H Christie-Johnston (General Manager Southern Region Rental & Australian Sales, appointed 30 July 2007)
I Testrow (General Manager Northern Regional Rental appointed 1 March 2008)
S G Gobby (Chief Financial Officer, appointed 4 March 2008)
T T Sauvarin (General Manager Emeco Sales transferred to Global Procurement 30 July 2007 and was no longer classified as key management personnel)

During the year R Parish and DA Jeffery were not classified as key management personnel. Subsequent to year end A Carr ceased to be classified as key management personnel.

Key management personnel compensation

The key management personnel compensation is as follows:

	Consolidated		The Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Short-term employee benefits	**4,884,734**	5,463,152	-	-
Other long term benefits	-	1,132,224	-	-
Post-employment benefits	**375,250**	353,658	-	-
Termination benefits	-	-	-	-
Equity compensation benefits	**274,119**	851,768	-	-
	5,534,103	7,800,802	-	-

Remuneration of key management personnel by the Group

The compensation disclosed above represents an allocation of the key management personnel's compensation from the Group in relation to their services rendered to the Company.

Individual directors and executives compensation disclosures

Information regarding individual directors and executives compensation and some equity instruments disclosures as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 are provided in the Remuneration Report section of the Director's report on pages 20 to 40.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the Group since the end of the previous financial year and there were no material contracts involving directors' interests existing at year-end.

Equity Instruments

Shares and rights over equity instruments granted as compensation under management incentive share plan

The Company has an ongoing management incentive share plan in which shares have been granted to certain directors and employees of the Company. The shares vest over a five year period and are accounted for as an option in accordance with AASB 2 *Share Based Payments.* The Company has provided a ten year interest free loan to facilitate the purchase of the Shares under the management incentive share plan.

Shares and rights over equity instruments granted as compensation under long term incentive plan

The Company has an ongoing long term incentive plan in which shares have been granted to certain employees of the Company. The shares vest after 3 years depending upon the Company's total shareholder return ranking against a peer group of 105 Companies. The shares have been accounted for as an option in accordance with AASB2 *Share Based Payments.*

The movement during the reporting year in the number of shares issued under the management incentive share plan and the long term incentive plan in the Company held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows. Directors or executives with no holdings are not included in the following tables.

2008	Held at 1 July 2007	2:1 share split [1]	Granted as compensation	Exercised	Held at 30 June 2008	Vested during the year	Vested at 30 June 2008
Directors & Executives							
Alec Brennan	500,000	-	-	-	500,000	-	500,000
Michael Bourke	600,000	-	100,000	-	700,000	-	-
Anthony Carr	500,000	-	100,000	-	600,000	-	-
Hamish Christie-Johnston	-	-	500,000	-	500,000	-	-
Stephen Gobby	-	-	150,000	-	150,000	-	-
David Tilbrook	-	-	100,000	-	100,000	-	-
Michael Turner	-	-	100,000	-	100,000	-	-
Ian Testrow	300,000	-	100,000	-	400,000	-	-
Greg Graham	300,000	-	100,000	-	400,000	-	-

2007	Held at 1 July 2006	2:1 share split [1]	Granted as compensation	Exercised	Held at 30 June 2007	Vested during the year	Vested at 30 June 2007
Directors & Executives							
Alec Brennan	250,000	250,000	-	-	500,000	500,000	500,000
Rodney Parish	300,000	300,000	-	-	600,000	-	-
Michael Bourke	300,000	300,000	-	-	600,000	-	-
Anthony Carr	250,000	250,000	-	-	500,000	-	-

No shares held by key management personnel have vested under the management incentive share plan and are therefore not included in issued capital.

[1] As a result of the Company's initial public offering there was a 2:1 share split of existing shares on issue immediately prior to the offering.

30 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Options over equity instruments granted as compensation under a share option programme

During the prior year options were issued to Mr L C Freedman and Mr R L C Adair following the successful completion of the Company's IPO, the term of which are disclosed in the Remuneration report. The movement during the reporting year in the number of options held, directly, indirectly or beneficially, by each key management person, including their related parties is as follows:

2008 Directors & Executives	Held at 1 July 2007	Granted as compensation	Exercised	Other Changes	Held at 30 June 2008	Vested during the year	Vested and exercisable at 30 June 2008
L C Freedman	4,800,000	-	-	-	4,800,000*	-	1,600,000
R L C Adair	1,600,000	-	-	-	1,600,000*	-	533,333

2007 Directors & Executives	Held at 1 July 2006	Granted as compensation	Exercised	Other Changes	Held at 30 June 2007	Vested during the year	Vested and exercisable at 30 June 2007
L C Freedman	-	4,800,000	-	-	4,800,000	1,600,000	1,600,000
R L C Adair	-	1,600,000	-	-	1,600,000	533,333	533,333

* Subsequent to 30 June 2008, with effect from 26 August 2008, Mr Freedman forfeited 1,600,000 options and Mr Adair forfeited 533,333 options. These forfeitures occurred because, under the terms of the Options Plan, the Company's earnings per share target for FY08 was not achieved. For further details, see page 29 of this report.

Equity holdings and transactions

The shares in the Company held, directly, indirectly or beneficially, by each key management person, including their personally-related entities at year end, is as follows. Directors or executives with no holdings are not included in these tables.

2008	Held at 1 July 2007 Ordinary Shares [1]	Purchases	Sales	Held at 30 June 2008 Ordinary Shares
Directors				
L C Freedman	18,000,000	1,000,000	-	19,000,000
R L C Adair	6,000,000	100,000	-	6,100,000
G J Minton	161,267	200,000	-	361,267
P J McCullagh	184,907	31,800	-	216,707
A N Brennan	1,031,420	350,000	-	1,381,420
P B Johnston	20,000	80,000	-	100,000
Executives				
D O Tilbrook	5,500,000	-	(2,200,000)	3,300,000
M A Turner	5,500,000	-	-	5,500,000
S G Gobby	-	50,000	-	50,000
I Testrow	186,368	-	-	186,368
H Christie-Johnston	-	150,000	-	150,000

[1] Total does not include shares held under the Company's share plans.

2007	Held at 1 July 2006 Ordinary Shares	Conversion of "A" and "B" Class Management Performance Shares [1]	2:1 Share Split [2]	Purchases	Sold during IPO	Held at 30 June 2007 Ordinary Shares
Directors						
L C Freedman	17,452,188	1,875,000	19,327,188	-	(20,654,376)	18,000,000
R L C Adair	4,128,604	2,625,000	6,753,604	-	(7,507,208)	6,000,000
G J Minton	-	-	-	161,267	-	161,267
P J McCullagh	-	-	-	184,907	-	184,907
A N Brennan	200,000	-	200,000	131,420	-	531,420
J S H Fitton	108,225	-	108,225	171,578	-	388,028
P B Johnston	-	-	-	20,000	-	20,000
Executives						
D O Tilbrook	3,819,804	2,625,000	6,444,804	-	(7,389,608)	5,500,000
D A Jeffery	3,819,804	2,625,000	6,444,804	-	(7,389,608)	5,500,000
T T Sauvarin	4,264,204	1,875,000	6,139,204	215,924	(6,278,408)	6,215,924
M A Turner	3,819,804	2,625,000	6,444,804	-	(7,389,608)	5,500,000

[1] All A & B class performance shares held from the prior year were converted to ordinary shares immediately prior to the Company's initial public offering as a result of performance hurdles being achieved.

[2] As a result of the Company's initial public offering there was a 2:1 share split of existing shares on issue immediately prior to the offering.

Loans

Other than the loan issued under the management incentive share plan no specified director or executive has entered into any loan arrangements with the Group.

Other key management personnel transactions

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of the transactions with management persons and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

30 KEY MANAGEMENT PERSONNEL DISCLOSURE (CONTINUED)

Other key management personnel transactions (continued)

The aggregate amount recognised during the year related to key management personnel and their related parties were as follows:

Key management person and their related parties	Transaction	Note	Transaction value year ended 30 June 2008 $'000	2007 $'000	Balance outstanding as at 30 June 2008 $'000	2007 $'000
(i) Key management person						
Nil	-		-	-	-	-
(ii) Other related parties						
Mr G J Minton Mr J D Carnegie - Archer Capital Pty Limited	Consulting Services	(1)	-	937,500	-	-
Mr R I Koczkar Mr P J McCullagh - Pacific Equity Partners Pty Limited	Consulting Services	(1)	-	937,500	-	-
Mr M A Turner Mr D O Tilbrook - Ivy Street Unit Trust	Sale of 510 Great Eastern Highway	(2)	-	2,950,000	-	-

(1) Archer Capital Pty Limited ("Archer"), a related party of G J Minton and J D Carnegie in the capacity as Partners, and Pacific Equity Partners Pty Limited ("PEP"), a related party of R I Koczkar and P J McCullagh in their capacity as Managing Directors each entered into an Investment Services Agreement with the Company to provide consulting services to the Company. The agreements terminated as a result of the Companies IPO. Archer and PEP each received $750,000 for the completion of the IPO and $187,500 for consulting services up to the date of the IPO.

(2) The Group sold its premises at 510 Great Eastern Highway, Redcliffe in Western Australia to Demol Investments Pty Ltd as trustee of the Ivy Street Unit Trust ("Trust") in June 2007 for a consideration of $2.95M. The sale price was negotiated on an arms length basis and in light of two independent expert valuations of the property. Two of the Group's key management personnel, Mr David Tilbrook and Mr Michael Turner, hold units in the Trust and each of them has a significant influence over the Trust.

31 NON KEY MANAGEMENT PERSONNEL DISCLOSURES

The classes of non key management personnel are: subsidiaries (Note 29)

	Consolidated		Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
Transactions				
The aggregate amounts included in the profit before income tax expense that resulted from transactions with non director related parties are:				
Dividends	-	-	**33,600**	7,500
Aggregate amount of other transactions with non director related parties:				
Loan advances to:				
Subsidiaries	-	-	**511,706**	507,412

Subsidiaries

Loans are made between wholly owned subsidiaries of the Group for capital purchases. Loans outstanding between the different wholly owned entities of the Company have no fixed date of repayment. Loans made between subsidiaries within a common taxable jurisdiction are interest free. Cross border subsidiary loans are charged at LIBOR plus a relevant arms length mark up.

Ultimate parent entity

Emeco Holdings Limited is the ultimate parent entity of the Group.

32 SUBSEQUENT EVENTS

Subsequent to 30 June 2008 the Company declared a 2.5 cent fully franked dividend payable 30 September 2008.

33 EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2008 was based on the profit attributable to ordinary shareholders of $67,529,000 (2007: $56,094,000) and a weighted average number of ordinary shares outstanding for the year ended 30 June 2008 of 631,237,586 (2007: 603,496,000).

Weighted average number of ordinary shares *In thousands of shares*	**Consolidated** **2008**	**Consolidated** **2007**
Issued ordinary shares at 1 July	**631,238**	166,40[illegible]
Effect of shares issued during the year	-	237,716
Effect of conversion of performance shares	-	16,328
Effect of 2:1 share split	-	183,056
Weighted average number of ordinary shares at 30 June	**631,238**	603,496

Diluted earnings per share

The calculation of diluted earnings per share at 30 June 2008 was based on profit attributable to ordinary shareholders of $67,529,000 (2007: $56,094,000) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2008 of 631,238,000 (2007: 609,299,000). Options are considered potential ordinary shares and have been included in the dilutive earnings per share.

Weighted average number of ordinary shares (diluted) *In thousands of shares*	**Consolidated** **2008**	**Consolidated** **2007**
Weighted average number of ordinary shares at 30 June	**631,238**	603,496
Effect of conversion of options	-	5,803
Weighted average number of ordinary shares (diluted) at 30 June	**631,238**	609,299

Earnings per share		
Basic earnings per share		
In AUD	**0.107**	0.093
Diluted earnings per share		
In AUD	**0.107**	0.092

Comparative information

The average market value of the Company's shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the period that options were outstanding.

30 DEED OF CROSS GUARANTEE

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly-owned subsidiaries listed below are relieved from the *Corporations Act 2001* requirements for preparation, audit and lodgement of financial reports, and directors' report.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

The subsidiaries subject to the Deed entered into during the year are:

- Emeco Pty Ltd
- Emeco International Pty Limited

A consolidated income statement and consolidated balance sheet, comprising the controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 June 2008 is set out as follows:

Summarised income statement and retained profits

	Consolidated 2008 $'000	Consolidated 2007 $'000
Profit before tax	**87,566**	73,902
Income tax expense	**(26,360)**	(22,232)
Profit after tax	**61,206**	51,670
Retained profits at beginning of year	**66,693**	22,523
Dividends paid during the year	**(33,600)**	(7,500)
Retained profits at end of year	**94,299**	66,693
Attributable to:		
Equity holders of the Company	**94,299**	66,693
Profit for the period	**61,206**	51,670

34 DEED OF CROSS GUARANTEE (CONTINUED)

Balance Sheet	Consolidated 2008 $'000	Consolidated 2007 $'000
Current Assets		
Cash assets	**12,067**	13,627
Trade and other receivables	**77,401**	69,301
Inventories	**134,543**	130,227
Total current assets	**224,011**	213,155
Non-current assets		
Trade and other receivables	**60,405**	54,527
Intangible assets	**188,965**	189,145
Investments accounted for using the equity method	**-**	-
Property, plant and equipment	**398,394**	361,120
Total non-current assets	**647,764**	604,792
Total assets	**871,775**	817,947
Current Liabilities		
Trade and other payables	**70,982**	49,757
Interest bearing liabilities	**2,001**	1,500
Provisions	**4,038**	3,322
Total current liabilities	**77,021**	54,579
Non-current Liabilities		
Interest bearing liabilities	**169,649**	172,792
Non interest bearing liabilities	**514,717**	507,412
Deferred tax liabilities	**15,339**	15,052
Provisions	**660**	503
Total non-current liabilities	**700,365**	695,759
Total liabilities	**777,386**	750,338
Net assets	**94,389**	67,609
Equity		
Issued capital	**-**	-
Reserves	**90**	916
Retained earnings	**94,299**	66,693
Total equity attributable to equity holders of the parent	**94,389**	67,609

1. In the opinion of the directors of Emeco Holdings Limited ("the Company"):

(a) the financial statements and notes as set out on pages 42 to 102, including the remuneration disclosures of the Remuneration report in the Director's report, set out on pages 29 to 39 are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and the Group as at 30 June 2008 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001;

(b) the remuneration disclosures that are contained in pages 29 to 39 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 Related Party Disclosure, the Corporations Act 2001 and the Corporations Regulations 2001; and

(c) there are reasonable grounds to believe that the Company is able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the group of entities identified in Note 34 will be able to meet any obligation or liabilities to which they are or may become subject to by Deed of Cross Guarantee between the Company and those group of entities pursuant to ASIC Class Order 98/1418.

3. The directors have been given the declarations required by Section 295A of the Corporations Act 2001 by the chief executive officer and chief financial officer for the financial year ended 30 June 2008.

Dated at Perth, 25th day of August 2008.

Signed in accordance with a resolution of the directors:

LAURENCE FREEDMAN	**ROBIN ADAIR**
Managing Director	*Director*

[illegible]

Report on the financial report

We have audited the accompanying financial report of Emeco Holdings Limited (the Company), which comprises the balance sheets as at 30 June 2008, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a description of significant accounting policies and other explanatory notes and the directors' declaration of the Group comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001* and Australian Accounting Standards (including the Australian Accounting Interpretations), a view which is consistent with our understanding of the Company's and the Group's financial position and of their performance.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Auditor's opinion

In our opinion:

(a) the financial report of Emeco Holdings Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 2.

Report on the remuneration report

We have audited the Remuneration Report included in pages 29 to 40 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with auditing standards.

Auditor's opinion

In our opinion, the remuneration report of Emeco Holdings Limited for the year ended 30 June 2008, complies with Section 300A of the Corporations Act 2001.

KPMG

BRETT FULLARTON
Partner

Perth
25 August 2008

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at the Sydney Marriott Hotel, 36 College Street, Sydney, at 12 noon on Wednesday, 12 November 2008. Shareholders who are unable to attend the meeting are encouraged to complete and return the proxy form that will accompany the Notice of Meeting.

SUBSTANTIAL SHAREHOLDINGS

Details regarding substantial holders of the Company's ordinary shares as at 31 August 2008, as disclosed in the substantial holding notices, are as follows:

Name	Shares	%
The Capital Group of Companies	73,500,355	11.6
Maple-Brown Abbott Limited	52,490,260	8.3
Indus Capital Partners LLC	32,552,707	5.2

DISTRIBUTION OF SHAREHOLDERS

As at 31 August 2008, there were 8,345 holders of the Company's ordinary shares. The distribution of shareholders as at 31 August 2008 was as follows:

Size of holding	No. of holders	Number of shares
1-1,000	826	555,833
1,001- 5,000	2,746	8,250,788
5,001-10,000	1,998	14,947,610
10,001-100,000	2,561	64,672,380
100,001 and over	214	542,819,975
Total	8,345	631,237,586

As at 31 August 2008, the number of shareholders holding less than a marketable parcel of shares is 127.

TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest holders of the Company's ordinary shares as at 31 August 2008 are:

Name	Shares	%
HSBC Custody Nominees (Australia) Limited	132,794,481	21.0
J P Morgan Nominees Australia Limited	83,271,253	13.2
RBC Dexia Investor Services Australia Nominees Pty Limited	51,842,823	8.2
National Nominees Limited	49,391,118	7.8
UBS Wealth Management Australia Nominees Pty Limited	27,648,056	4.3
Citicorp Nominees Pty Limited	23,424,745	3.7
Archer Capital 3A Pty Limited	13,154,000	2.1
Archer Capital 3B Pty Limited	13,154,000	2.1
ANZ Nominees Limited	13,130,417	2.1
Suncorp Custodian Services Pty Limited	8,212,956	1.3
UBS Nominees Pty Limited	7,706,072	1.2
Elphinstone Holdings Pty Limited	6,610,000	1.0
Goldking Enterprises Pty Limited	5,500,000	0.9
Michael Anthony Turner	5,500,000	0.9
Merlin Investments BVBA	4,942,000	0.9
Cogent Nominees Pty Limited	4,335,300	0.7
Linda Dorothy Sauvarin	4,145,998	0.7
David Raymond Griffin	4,000,000	0.6
Paradise Resources Pty Limited	4,000,000	0.6
G Harvey Nominees Pty Limited	3,661,800	0.6

VOTING RIGHTS OF ORDINARY SHARES

Voting rights of shareholders are governed by the Company's constitution. The Constitution provides that on a show of hands every member present in person or by proxy has 1 vote and on a poll every member present in person or by proxy has 1 vote for each fully paid ordinary share held by the member.

Emeco Holdings Limited

www.emecoequipment.com



RECEIVED

2008 OCT 27 A 11:34

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile	
To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	09-Oct-2008
Time	13:10:07
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting/Proxy Form

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.



Emeco Holdings Limited

ACN: 112 188 815

NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting of Emeco Holdings Limited will be held at the Sydney Marriott Hotel, 36 College Street, Sydney, NSW on Wednesday 12 November 2008 commencing at 12 noon

NOTICE OF ANNUAL GENERAL MEETING 2008

Emeco Holdings Limited (ACN 112 188 815)

The Annual General Meeting of the shareholders of Emeco Holdings Limited (Company) will be held at the Sydney Marriott Hotel, 36 College Street, Sydney on Wednesday 12 November 2008 commencing at 12 noon. Registrations will commence at 11.00am.

BUSINESS

1. Consideration of Reports

To receive and consider the Financial Report, the Directors' Report and the Independent Audit Report of the Company for the financial year ended 30 June 2008.

2. Questions and Comments

Shareholders will be given a reasonable opportunity to ask questions about or comment on the management and audit of the Company.

3. Items for Approval

Resolution 1: Election of Mr Robin Adair

To consider and, if thought fit, to pass the following as an ordinary resolution:

> *"That Mr Robin Adair, who will be retiring by rotation at the close of the meeting in accordance with the Company's constitution, is elected as an executive director of the Company."*

Resolution 2: Election of Mr Alec Brennan

To consider and, if thought fit, to pass the following as an ordinary resolution:

> *"That Mr Alec Brennan, who will be retiring by rotation at the close of the meeting in accordance with the Company's constitution, is elected as a non-executive director of the Company."*

Resolution 3: Election of Mr John Cahill

To consider and, if thought fit, to pass the following as an ordinary resolution:

> *"That Mr John Cahill, who will be retiring by rotation at the close of the meeting in accordance with the Company's constitution, is elected as a non-executive director of the Company."*

Resolution 4: Adoption of Remuneration Report

To consider and, if thought fit, to pass the following as an advisory resolution of shareholders of the Company:

> *"That the Remuneration Report for the financial year ended 30 June 2008 is adopted."*

The Remuneration Report forms part of the Directors Report (included in the Company's 2008 Annual Report to shareholders at pages 29 to 39).

INFORMATION FOR SHAREHOLDERS

Availability of the annual report

For those shareholders who have not elected to receive a printed copy, the annual report comprising the Financial Report, the Directors' Report and the Independent Audit Report of the Company for the financial year ended 30 June 2008 is available on line on the Company's website at:

http://www.emecoequipment.com/content/corporate/reports/annual_report.aspx

Determination of entitlement to vote

You will be entitled to attend and vote at the Meeting if you are registered as a holder of the Company's shares as at 7.00pm (Sydney time) on Monday, 10 November 2008. If you are not registered as a holder of the Company's shares as at this time, you will not be entitled to attend or vote at the Meeting as a shareholder.

Proxies

Appointing a proxy

If you are a shareholder entitled to attend and vote, you are entitled to appoint a proxy. Shareholders can appoint a body corporate as well as an individual as their proxy. A shareholder who is entitled to attend and cast a vote at the Meeting may appoint not more than 2 other persons as that shareholder's proxy or proxies and may specify the proportion or the number of votes each proxy is appointed to exercise. If the shareholder does not specify the proportion or number of votes to be exercised by each proxy, each proxy may exercise half of the shareholder's votes.

A proxy need not be a shareholder of the Company.

A proxy form and the original power of attorney (if any) under which the proxy form is signed (or a certified copy of that power of attorney or other authority) must be received by the Company at least 48 hours before the time for holding the Meeting.

Lodging your proxy form

You can lodge your completed proxy form by:

- mailing it to Link Market Services using the reply paid envelope; or
- posting it to Locked Bag A14, Sydney South, Sydney NSW 1235; or
- lodging it online at Link Market Services' website, www.linkmarketservices.com.au. You will be taken to have signed your proxy form if you lodge it in accordance with the instructions on the website; or
- faxing it to (02) 9287 0309 or to +61 2 9287 0309 (from outside Australia); or
- hand delivering it to Level 12, 680 George Street, Sydney NSW 2000.

Your completed proxy form (and any necessary supporting documentation) must be received by Link Market Services by no later than 12 noon (Sydney time) on Monday, 10 November 2008.

If the proxy form is signed by an attorney, the original power of attorney under which the proxy form was signed (or a certified copy) must also be received by Link Market Services by no later than 12 noon (Sydney time) on Monday, 10 November 2008 unless it has previously been provided to Link Market Services.

A proxy form accompanies this Notice of Meeting. Additional proxy forms will be supplied by Link Market Services on request.

Body corporate representative

Any shareholder being a body corporate may authorise any person to act as its representative at the Meeting. The representative so appointed is entitled to exercise the same powers as the body corporate could have exercised as a shareholder if it were a natural person. The appointment of a corporate representative must comply with the requirements of section 250D of the Corporations Act 2001. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a general meeting or in voting on a resolution. Corporate shareholders who wish to appoint a representative to attend the Meeting on their behalf must provide that person with a properly executed letter or other document confirming that they are authorised to act as the company's representative. That formal notice of appointment must be brought to the Meeting.

Explanatory notes

Please refer to the explanatory notes attached to this Notice of Meeting in relation to the items of business set out in this Notice.

By order of the Board

Michael Kirkpatrick
Company Secretary

8 October 2008

Explanatory notes

1. Consideration of Reports

The Financial Report, Directors' Report and the Independent Audit Report for the financial year ended 30 June 2008 will be presented for consideration.

2. Questions and comments

Following consideration of the Reports, the Chairman will give shareholders a reasonable opportunity to ask questions about or comment on the management of the Company.

The Chairman will also give shareholders a reasonable opportunity to ask the Auditor questions relevant to:

(a) the conduct of the audit;

(b) the preparation and content of the Independent Audit Report;

(c) the accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d) the independence of the Auditor in relation to the conduct of the audit.

The Chairman will also give the Auditor a reasonable opportunity to answer written questions submitted by shareholders that are relevant to the content of the Independent Audit Report or the conduct of the audit. A list of written questions, if any, submitted by shareholders will be made available at the start of the Meeting and any written answer tabled by the Auditor at the Meeting will be made available as soon as practicable after the Meeting.

3. Items for Approval

Resolution 1: Election of Mr Robin Adair

Robin Adair (Age 47), Executive Director

Appointed Director in January 2005

Robin was appointed Executive Director, Corporate Strategy and Business Development on 4 March 2008. Robin was Chief Financial Officer of the Company from January 2005 until his appointment to his current role.

Robin has 15 years commercial experience across a breadth of business units within the CSR group. After spending 12 months as Chief Financial Officer of Beltreco, he joined Emeco's business as Chief Financial Officer in October 2000. Robin has been responsible for a number of business evaluations, start-ups, acquisitions, joint ventures, disposals, and business and system improvements over this period. His international experience includes engagements in Taiwan, Indonesia, Thailand and the United States. Robin holds a Bachelor of Business (Accountancy) from University of South Australia and a Master of Business Administration from Deakin University and is a Certified Practising Accountant.

The directors (with Robin Adair abstaining) unanimously recommend that shareholders vote in favour of his re-election.

3. Items for Approval (Continued)

Resolution 2: Election of Mr Alec Brennan

Alec Brennan (Age 61), Non-Executive Director

Alec was appointed an independent, non-executive Director in August 2005 and Chairman from 28 November 2006.

Alec was Chief Executive Officer of CSR until March 2007. Alec holds an MBA from City University, London and a BSc from the University of NSW. He is Chair of Tomago Aluminium Pty Ltd and of PPI Corporation Pty Ltd, a Fellow of the Senate of Sydney University and a director of Garvan Research Foundation.

The directors (with Alec Brennan abstaining) unanimously recommend that shareholders vote in favour of his re-election.

Resolution 3: Election of Mr John Cahill Adair

John Cahill (Age 52), Non-Executive Director

John was appointed an independent, non-executive Director in September 2008.

John was until its de–listing from the ASX in February 2007 the Chief Executive Officer of Alinta Infrastructure Holdings (AIH) and is a former CFO of Alinta Ltd. John holds a Bachelor of Business from the Western Australian Institute of Technology (now known as Curtin University) and a Post-Graduate Diploma of Business in Professional Accounting from Edith Cowan University. He is a Graduate Member of the Australian Institute of Company Directors and a Fellow and Director of, CPA Australia Ltd as well as the State President of the Western Australian division of CPA Australia.

The directors (with John Cahill abstaining) unanimously recommend that shareholders vote in favour of his re-election.

Resolution 4: Adoption of Remuneration Report

The Corporations Act 2001 requires that a resolution that the Remuneration Report be adopted be put to a vote of shareholders at the Meeting. The vote on the resolution is advisory only and does not bind the directors.

The Remuneration Report (Report) is contained in the Company's 2008 Annual Report to shareholders at pages 29 to 39.

The Chairman will give shareholders a reasonable opportunity to ask questions about or make comments on the Report.

The Directors recommend shareholders vote in favour of this advisory resolution.



Emeco Holdings Limited

www.emecoequipment.com

Emeco Holdings Limited
ACN 112 188 815

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1800 689 300
From outside Australia: +61 2 8280 7696
Facsimile: (02) 9287 0309
ASX Code: EHL
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.linkmarketservices.com.au

X99999999999

I/We being a member(s) of Emeco Holdings Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 12 noon on Wednesday, 12 November 2008, at Sydney Marriott Hotel, 36 College St, Sydney NSW and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** ☒ **in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 Election of Mr Robin Adair	☐	☐	☐
Resolution 2 Election of Mr Alec Brennan	☐	☐	☐
Resolution 3 Election of Mr John Cahill	☐	☐	☐
Resolution 4 Adoption of Remuneration Report	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

EHL PRX842

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in section A. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company. A proxy may be an individual or a body corporate.

3 Votes on Items of Business

You should direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, either securityholder may sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 12 noon on Monday, 10 November 2008, being not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the reply paid envelope or:

- by posting or facsimile to Emeco Holdings Limited's share registry as follows:
  Emeco Holdings Limited
  C/- Link Market Services Limited
  Locked Bag A14
  Sydney South NSW 1235
  Facsimile: (02) 9287 0309
- lodging it online at Link's website (www.linkmarketservices.com.au) in accordance with the instructions given there (you will be taken to have signed your proxy form if you lodge it in accordance with the instructions given on the website);
- delivering it to Level 12, 680 George Street, Sydney NSW 2000.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	09-Oct-2008
Time	13:07:45
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report to shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

END